Execution Version

C21 INVESTMENTS INC.

and

ALLIANCE TRUST COMPANY

as Trustee

WARRANT INDENTURE

Dated as of May 6, 2024

providing for the issue of Warrants

i

THIS WARRANT INDENTURE dated as of May 6, 2024.

BETWEEN: C21 INVESTMENTS INC., a corporation existing under the laws of British Columbia;

 (the "Corporation")

AND: ALLIANCE TRUST COMPANY, a trust company existing under the laws of Alberta;

(the "Trustee")

RECITALS

A. The Corporation wishes to provide for the creation and issue of common share purchase warrants of the Corporation (each, a "Warrant") to be issued in connection with the offering (the "Offering") of units of the Corporation (the "Units"), with each Unit consisting of $1,000 principal amount 12% convertible debentures (the "Debentures") and 1,000 Warrants, each Warrant entitling the holder thereof to purchase, for a period of 30 months from the date of issue, at an Exercise Price (as defined herein) of $0.55 per common share of the Corporation (each, a "Warrant Share"), all upon the terms and conditions set forth in this Warrant Indenture (as defined herein) and the Debenture Indenture (as hereinafter defined);

B. The Debentures shall be issued pursuant to and upon the terms set forth in an indenture (the "Debenture Indenture") dated as of May 6, 2024 made between the Corporation and the Trustee;

C. The Corporation proposes to issue and sell up to 4,000,000 Warrants which shall be governed by the terms and conditions of this Warrant Indenture;

D. Pursuant to this Warrant Indenture, each Warrant shall, subject to adjustment, entitle the holder thereof to acquire one Common Share upon payment of the Exercise Price prior to the Expiry Time (as defined herein), upon the terms and conditions herein set forth;

E. All necessary acts and proceedings have been done and taken and all necessary resolutions have been passed to authorize the execution and delivery of this Warrant Indenture by the Corporation, to make the same effective and binding upon the Corporation, and to make the Warrants, when certified by the Trustee and issued as provided in this Warrant Indenture, valid and legally binding obligations of the Corporation with the benefit and subject to the terms of this Warrant Indenture; and

F. The foregoing recitals are made as representations and statements of fact by the Corporation and not by the Trustee.

NOW THEREFORE, in consideration of the promises and mutual covenants hereinafter contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Corporation hereby appoints the Trustee as warrant agent to hold the rights, interests and benefits contained herein for and on behalf of those persons who from time to time become the holders of Warrants issued pursuant to this Warrant Indenture and the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Warrant Indenture and in the Warrants, unless there is something in the subject matter or context inconsistent herewith, the expressions below shall have the following meanings:

"Act" or "Act of Holder(s)", when used with respect to any Holder(s), shall have the meaning specified in Section 1.12(a);

"Adjustment Period" means the period from the Effective Date up to and including the Expiry Time;

"Applicable Law" shall mean, at any time, with respect to any Person, property, transaction, event or other matter, as applicable, all laws, rules, statutes, regulations, treaties, orders, judgments and decrees, and all official requests, directives, rules, guidelines, orders, policies, practices and other requirements of any Governmental Authority relating or applicable at such time to such Person, property, transaction, event or other matter, and shall also include any interpretation thereof by any Person having jurisdiction over it or charged with its administration or interpretation;

"Applicable Securities Law" shall mean any Applicable Law in any jurisdiction in Canada regulating, or regulating disclosure with respect to, any sale or distribution of securities in, or to residents of, such jurisdiction;

"Applicants" has the meaning ascribed thereto in Section 2.17;

"Auditor" means Davidson & Company LLP, Chartered Professional Accountants, or such other firm of chartered professional accountants duly appointed as auditor of the Corporation from time to time;

"Authenticated" means (a) with respect to the issuance of a Certificated Warrant, one which has been duly signed by the Corporation and authenticated by manual signature of an authorized officer of the Trustee, and "Authenticate", "Authenticating" and "Authentication" have corresponding meanings;

"Board of Directors" shall mean either the Board of Directors of the Corporation, or any committee of that board duly authorized to make a decision on the matter in question;

"Board Resolution" shall mean a copy of a resolution certified by a Responsible Officer of the Corporation to have been duly adopted by the board of directors and to be in full force and effect and unamended on the date of such certification.

"Business Day" shall mean any day of the week, other than Saturday, Sunday or a statutory holiday in the Provinces of British Columbia or Alberta, on which banking institutions are open for business in the City of Vancouver, British Columbia and the City of Calgary, Alberta;

"Canadian Dollar" or "Dollar" or "$" shall mean lawful currency of Canada;

"Certificated Warrants" means Warrants in the form of individual certificates in definitive fully registered form and substantially in the form of Schedule A;

"Common Shares" means the common shares in the capital of the Corporation; provided that in the event of any reclassification, subdivision, consolidation, conversion, exchange or other modification thereto shall thereafter mean the shares or other securities or property resulting therefrom;

"Common Share Reorganization" has the meaning set forth in 4.1(a);

"Confirmation" has the meaning set forth in Section 3.2(b);

"Corporate Trust Office" shall mean the principal office or offices of the Trustee in the City of Calgary, Province of Alberta, at which at any particular time its corporate trust business shall be administered;

"Corporation" shall have the meaning ascribed thereto on the first page of this Warrant Indenture until a successor corporation shall have become such pursuant to the applicable provisions of this Warrant Indenture, and thereafter, "Corporation" shall mean such successor corporation;

"Corporation Request" or "Corporation Order" shall mean a written request or order signed in the name of the Corporation by any Responsible Officer of the Corporation and delivered to the Trustee;

"Counsel to the Trustee" shall mean any barrister, solicitor or other lawyer or firm of barristers, solicitors or other lawyers retained or employed by the Trustee which may be Counsel to the Corporation;

"Counsel to the Corporation" any barrister, solicitor or other lawyer or firm of barristers, solicitors or other lawyers retained or employed by the Corporation and acceptable to the Trustee;

"Current Market Price" of the Common Shares at any date means the weighted average of the trading price per Common Share for such Common Shares for each day there was a closing price for the twenty consecutive Trading Days ending five days prior to such date on the CSE or, if on such date the Common Shares are not listed on the CSE, on such stock exchange upon which such Common Shares are listed and as selected by the Board of Directors or, if such Common Shares are not listed on any stock exchange then on such over-the-counter market as may be selected for such purpose by the Board of Directors;

"CSE" means the Canadian Securities Exchange (or if the Common Shares are no longer traded on the CSE, any other recognized stock exchange the Common Shares are principally trade);

"Debenture Indenture" has the meaning ascribed thereto on the first page of this Warrant Indenture;

"Debentures" has the meaning ascribed thereto on the first page of this Warrant Indenture;

"Directors" means the directors of the Corporation on the date hereof or such directors as may, from time to time, be appointed or elected directors of the Corporation pursuant to the Corporation's articles and by- laws, and applicable laws, and "Director" means any one of them, and reference to action by the Directors means action by the Directors as the Board of Directors;

"Exchange Rate" means the number of Warrant Shares subject to the right of purchase under each Warrant;

"Exercise Date" means, in relation to a Warrant, the Business Day on which such Warrant is validly exercised or deemed to be validly exercised in accordance with Article 3 hereof;

"Exercise Notice" has the meaning set forth in Section 3.2(a);

"Exercise Price" at any time means the price at which a Warrant Share may be purchased by the exercise of a Warrant, which is initially $0.55 per Warrant Share, payable in immediately available Canadian funds, subject to adjustment in accordance with the provisions of Section 4.1;

"Expiry Date" means November 6, 2026;

"Expiry Time" means 5:00 p.m. (Vancouver time) on the Expiry Date;

"Extraordinary Resolution" has the meaning ascribed thereto in Section 8.8 and Section 8.11;

"GAAP" means generally accepted accounting principles in the United States, consistently applied and any change therein from time to time;

"Governmental Authority" shall mean, when used with respect to any Person, any government, parliament, legislature, regulatory authority, agency, tribunal, department, commission, board, instrumentality, court, arbitration board or arbitrator or other law, regulation or rule-making entity (including a Recognized Stock Exchange (as defined herein)) having or purporting to have jurisdiction over such Person or the business or property of such Person pursuant to the laws of Canada or any country in which such Person is residing, incorporated, continued, amalgamated, merged or otherwise created or established or in which such Person carries on business or holds property, or any province, territory, state, municipality, district or political subdivision of any such country or of any such province, territory or state of such country;

"Holders" or "holders" without reference to Warrants, means the persons entered in the register hereinafter mentioned as holders of Warrants outstanding at such time;

"Internal Procedures" the minimum number of the Trustee's internal procedures customary at such time for the making of any one or more entries to, changes in or deletions of any one or more entries in the records of the Trustee (including without limitation, original issuance or registration of transfer of ownership) to be complete under the operating procedures followed at the time by the Trustee;

"Issue Date" means the date of issuance of any Warrants under this Warrant Indenture;

"Notice" shall mean any notice, document or other communication required or permitted to be given under this Warrant Indenture;

"Officer's Certificate" shall mean a certificate signed by any two officers of the Corporation, at least one of whom shall be the chief executive officer or the chief financial officer, (or officer holding a similar title) and delivered to the Trustee;

"Opinion of Counsel" shall mean a written opinion addressed to the Trustee (among other addressees as applicable) by Counsel to the Corporation and in a form which, in each case, shall be reasonably satisfactory to the Trustee;

"Outstanding" when used with respect to the Warrants shall mean, as of the date of determination, all Warrants theretofore certified and delivered by the Trustee under this Warrant Indenture, except:

(a) Warrants theretofore cancelled by the Trustee or delivered to the Trustee for cancellation; and

(b) Warrants delivered to the Trustee for exercise pursuant to Article 3;

"Person" shall mean any natural Person, corporation, firm, partnership, joint venture, trustee, executor, liquidator of a succession, administrator, legal representative or other unincorporated association, trust, unincorporated organization, government or Governmental Authority and pronouns relating thereto have a similar extended meaning;

"Proceeding" shall mean any suit, action or other judicial or administrative proceeding;

"Recognized Stock Exchange" means the CSE or, if the Common Shares are not listed on the CSE, any other national securities exchange or market on which the Common Shares are then listed and posted for trading;

"Responsible Officer of the Corporation" means the Chairman, the Chief Executive Officer, the President, the Chief Financial Officer, any Vice-President, the Secretary, any Assistant Secretary, or any other officer of the Corporation customarily performing functions similar to those performed by any of the above designated officers;

"Rights Offering" has the meaning set forth in Section 4.1(b);

"Shareholders" means holders of Common Shares;

"Subject Transaction" has the meaning ascribed thereto in Section 9.1;

"Subsidiary" in relation to any specified Person, shall mean (a) any corporation, association or other business entity a majority of the outstanding Voting Securities of which are beneficially owned, directly or indirectly, by or for such Person and/or by or for any subsidiary or one or more of the other Subsidiaries of that Person (or a combination thereof), and (b) any partnership (i) the sole general partner or the sole managing general partner of which is such Person or a Subsidiary of such Person or (ii) the only general partners of which are the Person or one or more Subsidiaries of that Person (or any combination thereof);

"Successor Entity" has the meaning ascribed thereto in Section 9.1(a);

"Supplemental Warrant Indenture" has the meaning ascribed thereto in Section 11.4;

"Trading Day" means, with respect to the CSE, a day on which such exchange is open for the transaction of business and with respect to another exchange or an over-the-counter market means a day on which such exchange or market is open for the transaction of business;

"Trustee" shall mean Alliance Trust Company until a successor Trustee shall have become such pursuant to the applicable provisions of this Warrant Indenture, and thereafter, "Trustee" shall mean or include each Person who is then a Trustee hereunder;

"United States" or "U.S." means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

"U.S. Marijuana Laws" means certain United States federal laws relating to the cultivation, distribution or possession of marijuana in the United States and other related judgments, orders or decrees in effect from time to time that provide that such cultivation, distribution or possession is illegal;

"U.S. Person" means a "U.S. person" as set forth in Regulation S of the U.S. Securities Act and includes, subject to certain exclusions set out therein, the following: (i) any natural person resident in the United States; (ii) any partnership or corporation organized or incorporated under the laws of the United States; (iii) any estate of which any executor or administrator is a U. S. Person; (iv) any trust of which any trustee is a U.S. Person; (v) any agency or branch of a foreign entity located in the United States; (vi) any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. Person; (vii) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States; (viii) any partnership or corporation if (A) organized or incorporated under the laws of any jurisdiction other than the United States and (B) formed by a U.S. Person principally for the purpose of investing in securities not registered under the U. S. Securities Act, unless it is organized or incorporated, and owned, by "accredited investors" (as defined in Rule 501(a) of Regulation D) who are not natural persons, estates or trusts;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended;

"Voting Securities" means securities having under all circumstances voting power to elect the directors, managers or trustees of the corporation, association or other business entity, provided that securities which only carry the right to vote conditionally on the happening of an event shall not be considered to be Voting Securities nor shall any securities be deemed to cease to be Voting Securities solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of such event;

"VWAP" means the volume-weighted average trading price of the Common Shares for the applicable period (which must be calculated utilizing days in which the Common Shares actually trade). The VWAP shall be determined by dividing the total value of all trades of Common Shares on the applicable Recognized Stock Exchange or market, as the case may be, over the applicable period by the total number of Shares so traded;

"Warrant" has the meaning ascribed thereto on the first page of this Warrant Indenture;

"Warrant Indenture" means or refers to this Warrant Indenture as amended or supplemented by any indenture, deed or instrument supplemental or ancillary thereto;

"Warrant Indenture Documents" means this Warrant Indenture, the Certificated Warrants and each other document, instrument, application or agreement now or hereafter executed and delivered by or on behalf of the Corporation under or pursuant to any of them;

"Warrantholders' Request" means an instrument signed in one or more counterparts by Holders holding in the aggregate not less than 25% of the aggregate number of all Warrants then Outstanding, requesting the Trustee to take some action or proceeding specified therein;

"Warrant Shares" has the meaning ascribed thereto on the first page of this Warrant Indenture;

"Wholly-Owned Subsidiary" means any Subsidiary of which the Corporation beneficially owns, directly or indirectly, all the Voting Securities and equity interests (other than qualifying equity interests required to be issued under Applicable Law) and a Subsidiary shall be deemed to beneficially own Voting Securities and equity interests beneficially owned by a Wholly-Owned Subsidiary and so on indefinitely; and

"written order of the Corporation", "written request of the Corporation", "written consent of the Corporation" and "certificate of the Corporation" mean, respectively, a written order, request, consent and certificate signed in the name of the Corporation by its Chief Executive Officer or Chief Financial Officer, or a person acting in any such capacity for the Corporation and may consist of one or more instruments so executed.

1.2 Interpretation

(a) Words importing the singular number shall include the plural and vice versa and words importing gender shall include the masculine, feminine and neuter genders.

(b) The words "hereto", "herein", "hereof", "hereby", "hereunder", and other words of similar import refer to this Warrant Indenture as a whole and not to any particular article, section, subsection, paragraph, clause or other part of this Warrant Indenture.

(c) Except as otherwise provided herein, any reference in this Warrant Indenture to any act, statute, regulation, policy statement, instrument, agreement, or section thereof shall be deemed to be a reference to such act, statute, regulation, policy statement, instrument, agreement or section thereof as amended, re-enacted or replaced from time to time.

1.3 Accounting Terms

As used in this Warrant Indenture and in any certificate or other document made or delivered pursuant to this Warrant Indenture, accounting terms not defined in this Warrant Indenture, or in any such certificate or other document, and accounting terms partly defined in this Warrant Indenture or in any such certificate or other document to the extent not defined, shall have the respective meanings given to them under GAAP. To the extent that the definitions of accounting terms in this Warrant Indenture, or in any such certificate or other document are inconsistent with the meanings of such terms under GAAP, the definitions contained in this Warrant Indenture, or in any such certificate or other document shall prevail.

1.4 Headings and Table of Contents

The division of this Warrant Indenture, or any related document, into articles, sections, subsections, paragraphs, clauses and other subdivisions, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Warrant Indenture or any such related document.

1.5 Section and Schedule References

Unless something in the subject matter or context is inconsistent therewith, references in this Warrant Indenture to articles, sections, subsections, paragraphs, clauses, other subdivisions, exhibits, appendices or schedules are to articles, sections, subsections, paragraphs, clauses other subdivisions, exhibits, appendices or schedules of or to this Warrant Indenture.

1.6 Governing Law

The parties to this Warrant Indenture agree that any legal suit or proceeding arising with respect to this Warrant Indenture or the Warrants will be tried exclusively in the courts of the Province of British Columbia in the City of Vancouver, and the parties to this Warrant Indenture agree to submit to the jurisdiction of, and to venue in, such courts. This Warrant Indenture shall be governed by, and construed with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein and shall be treated in all respects as British Columbia contracts.

1.7 Currency

Unless expressly provided to the contrary in this Warrant Indenture, all monetary amounts in this Warrant Indenture refer to Canadian Dollars.

1.8 Non-Business Day

Unless expressly provided to the contrary in this Warrant Indenture, whenever any payment shall be due, any period of time shall begin or end, any calculation is to be made or any other action is to be taken on, or as of, or from a period ending on, a day other than a Business Day, such period of time shall begin or end and such calculation shall be made as of the day that is not a Business Day, but such actions shall be taken and such payment shall be made, as the case may be, on the next succeeding Business Day.

1.9 Time

Unless otherwise expressly stated in this Warrant Indenture, all references to a time will mean Vancouver time. Time shall be of the essence of this Warrant Indenture.

1.10 Independence of Covenants

Each covenant contained in this Warrant Indenture shall be construed (absent an express provision to the contrary) as being independent of each other covenant, so that compliance with any one covenant shall not (absent such an express contrary provision) be deemed to excuse compliance with any other covenant.

1.11 Form of Documents Delivered to Trustee

(a) In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

(b) Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Warrant Indenture, they may, but need not, be consolidated and form one instrument.

1.12 Acts of Holders

(a) Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Warrant Indenture to be given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in Person or by agents duly appointed in writing. Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Warrant Indenture to be given or taken by Holders may, alternatively, be embodied in and evidenced by the record of Holders voting in favour thereof, either in Person or by proxies duly appointed in writing, at any meeting of Holders duly called and held in accordance with the provisions of Article 8, or a combination of such instruments and any such record. Except as herein otherwise expressly provided, such action shall become effective when such requisite instrument or instruments are delivered to the Trustee and, where it is hereby expressly required, to the Corporation. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the "Act of Holders", and the Holders signing such instrument or instruments is sometimes referred to as the "Act". Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Warrant Indenture and, subject to Section 7.1, conclusive in favour of the Trustee and the Corporation, if made in the manner provided in this Section 1.12. The record of any meeting of Holders shall be provided in the manner specified in Section 8.7.

(b) If the Corporation or the Trustee shall solicit from the Holders any Act, the Corporation or the Trustee, as the case may be, may, at its option, fix in advance a record date for the determination of Holders entitled to take such Act, but the Corporation or the Trustee, as the case may be, shall have no obligation to do so. Any such record date shall be fixed at the Corporation's or the Trustee's discretion, as the case may be, provided that such record date shall be fixed on a date not more than 60 days prior to the Act. If such a record date is fixed, such Act may be sought or taken before or after the record date, but only the Holders of record at the close of business on such record date shall be deemed to be Holders for the purpose of determining whether Holders of the requisite proportion of Warrants Outstanding have authorized or agreed or consented to such Act, and for that purpose the Warrants Outstanding shall be computed as of such record date.

(c) Any Act of the Holder of any Warrant shall bind every future holder of the same Warrant and the Holder of every Warrant issued upon the registration of transfer thereof or in exchange therefore or in lieu thereof in respect of anything done, suffered or omitted by the Trustee or the Corporation in reliance thereon, whether or not notation of such action is made upon such Warrant.

1.13 Successors and Assigns

All covenants and agreements in this Warrant Indenture by the Corporation shall bind its successors and assigns, whether expressed or not.

1.14 Severability Clause

If any provision in this Warrant Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

1.15 Benefits of Indenture

Nothing in this Warrant Indenture and in the Warrants, express or implied, shall give to any Person, other than the parties hereto, the Holders, and their respective successors hereunder, any paying agent, any Person maintaining the record of the Holders pursuant to Section 2.8, any transfer agent and the Holders, any benefit or any legal or equitable right, remedy or claim under this Warrant Indenture.

1.16 Schedule

The attached Schedule "A" is incorporated into and form part of this Warrant Indenture.

1.17 Benefits of Indenture through Trustee

For greater certainty, this Warrant Indenture is being entered into with the Trustee for the benefit of the Holders and the Trustee declares that it holds all rights, benefits and interests of this Warrant Indenture on behalf of and as the Person holding the power of attorney of, the Holders and each such Person who becomes a Holder of the Warrants from time to time.

1.18 English Language

The Corporation, the Trustee and, by their acceptance of the Warrants and the benefits of this Warrant Indenture, the Holders acknowledge having consented to and requested that this Warrant Indenture, each Warrant and each document related hereto and thereto be drawn up in the English language only. La Société, le fiduciaire des débentures et, par leur acceptation des débentures et des avantages de la présente convention, les porteurs, reconnaissent avoir accepté et demandé que la présente convention, chaque débenture et chaque document relié à celles-ci soient rédigés en langue anglaise.

ARTICLE 2
THE WARRANTS

2.1 Limit of Issue and Designation of Warrants.

A maximum of 4,000,000 Warrants (subject to adjustment as herein provided) are hereby created and authorized to be issued in accordance with the terms and conditions hereof. By written order of the Corporation, the Trustee shall issue and deliver Authenticated Warrants to Warrantholders and record the name of the Warrantholders on the Warrant register.

2.2 Form and Terms of Warrants.

(a) The Warrants shall be issued as Certificated Warrants. All Warrants shall be evidenced by a Certificated Warrant (including all replacements issued in accordance with this Warrant Indenture), substantially in the form set out in Schedule "A" hereto, which shall be dated as of the Issue Date, shall bear such distinguishing letters and numbers as the Corporation may, with the approval of the Trustee, prescribe, and shall be issuable in any denomination excluding fractions.

(b) Subject to the applicable conditions for exercise set out in Article 3 having been satisfied and subject to adjustment in accordance with Section 4.1, each Warrant shall entitle the Holder thereof, upon exercise at any time after the Issue Date and prior to the Expiry Time, to acquire one Common Share upon payment of the Exercise Price.

(c) Warrant Shares shall be issued on the terms of and pursuant to the Warrant Indenture.

(d) No fractional Warrants shall be issued or otherwise provided for hereunder and Warrants may only be exercised in a sufficient number to acquire a whole numbers of Warrant Shares. Any fractional Warrants shall be rounded down to the nearest whole number and no consideration shall be paid for any such fractional Warrants.

(e) Each Warrant shall entitle the holder thereof to such other rights and privileges as are set forth in this Warrant Indenture.

(f) The number of Warrant Shares which may be purchased pursuant to the Warrants and the Exercise Price therefor shall be adjusted upon the events and in the manner specified in Section 4.1.

(g) All Warrants shall rank equally and without preference over each other, whatever may be the actual date of issue thereof.

(h) Neither the Corporation nor the Trustee shall have any obligation to deliver Warrant Shares upon the exercise of any Warrant if the person to whom such shares are to be delivered is a resident of a country or political subdivision thereof in which the Warrant Shares may not lawfully be issued pursuant to applicable securities legislation. The Corporation or the Trustee may require any person to provide proof of an applicable exemption from such securities legislation to the Corporation and the Trustee before Warrant Shares are delivered pursuant to the exercise of any Warrant.

2.3 Holder not a Shareholder.

Except as may be specifically provided herein, nothing in this Warrant Indenture or in the holding of a Warrant, entitlement to a Warrant or otherwise, shall, in itself, confer or be construed as conferring upon a Warrantholder any right or interest whatsoever as a Shareholder, including, but not limited to, the right to vote at, to receive notice of, or to attend, meetings of shareholders or any other proceedings of the Corporation, or the right to dividends and other allocations.

2.4 Issue of Warrants

Warrants shall be executed by the Corporation from time to time and, forthwith after such execution, shall be delivered to the Trustee and shall be Authenticated by the Trustee and delivered to the Corporation in accordance with the terms of Section 2.6. Other than as contemplated by Section 2.9, the Trustee shall receive no consideration for the certification or Authentication of Warrants.

2.5 Execution of Certificated Warrants

The form of certificate representing Warrants shall be substantially as set out in Schedule "A" hereto or such other form as is authorized from time to time by the Trustee. All Certificated Warrants shall be signed, manually, by any one Responsible Officer of the Corporation holding office at the time of signing. Notwithstanding that any Person whose signature appears on a Certificated Warrant as a director or officer may no longer hold such office at the date of the Certificated Warrant or at the date of the certification and delivery thereof, such Certificated Warrant shall be valid and binding upon the Corporation and the registered holders thereof entitled to the benefits of this Warrant Indenture.

2.6 Authentication

(a) Only such Warrants as shall have been Authenticated shall be enforceable against the Corporation and entitled to the benefits of this Warrant Indenture at any time or be valid or obligatory for any purpose.

(b) Authentication by Trustee of any Certificated Warrant executed by the Corporation shall be conclusive evidence that the Holder is entitled to the benefits of this Warrant Indenture.

(c) No Warrant shall be issued or, if issued, shall be valid for any purpose, enforceable against the Corporation or entitle the registered holder to the benefit hereof or thereof until it has been Authenticated. Such Authentication shall be conclusive evidence that such Warrant is a valid and binding obligation of the Corporation and that the Holder is entitled to the benefits of this Warrant Indenture. The Authentication by the Trustee of any such Warrant hereunder shall not be construed as a representation or warranty by the Trustee as to the validity of this Warrant Indenture or of such Warrant or its issuance (except the due Authentication thereof) or as to the performance by the Corporation of its obligations under this Warrant Indenture and the Trustee shall in no respect be liable or answerable for the use made of the Warrants or any of them or the proceeds thereof.

2.7 Persons Entitled to Warrants

(a) Prior to due presentment for registration of transfer of any Warrant, the Corporation, the Trustee and any other Person, as the case may be, may treat the Person in whose name any Warrant is registered in the applicable register as the absolute and sole owner of such Warrant for all purposes including exercising any rights of the Holder in respect of such Warrant under this Warrant Indenture, receiving any notice to be given to the Holder of such Warrant, and taking any Act of Holders with respect to such Warrant, and none of the Corporation, the Trustee or any other Person, as the case may be, shall be affected by notice to the contrary.

(b) None of the Corporation, the Trustee or any other Person shall be bound to inquire into the title of any Holder.

2.8 Register and Transfer

(a) The Corporation shall cause to be kept by and at the principal office of the Trustee in Calgary, Alberta and by the Trustee or such other registrar as the Corporation, with the approval of the Trustee, may appoint at such other place or places, if any, as the Corporation may designate with the approval of the Trustee, a register in which shall be entered the names and addresses of the Holders of Warrants and particulars of the Warrants held by them respectively and of all transfers of Warrants. Such registration shall be noted on any Certificated Warrants by the Trustee or other registrar unless a new Certificated Warrant shall be issued upon such transfer.

(b) No transfer of any Warrants shall be valid unless entered on the register referred to in Section 2.8(a), and upon surrender of any Certificated Warrants together with a duly executed form of transfer acceptable to the Trustee, and, if applicable, upon compliance with such other reasonable requirements as the Trustee or other registrar may prescribe. In the case of Certificated Warrants, the Trustee shall rely on the Form of Assignment in the form included in Schedule "A" signed by the transferor without further enquiry.

2.9 Certificated Warrants; Transfers

(a) The Trustee shall not register a transfer of a Certificated Warrant unless the transferor has provided the Trustee with the Warrant and the Form of Assignment, in the form included in Schedule "A".

(b) Any Certificated Warrant issued to a transferee upon transfers contemplated by Section 2.8 shall bear the appropriate legends, as required by applicable Securities Laws, as set forth in Section 2.18.

2.10 Transferee Entitled to Registration

The transferee of a Warrant shall be entitled, after the appropriate form of transfer is lodged with the Trustee or other registrar and upon compliance with all other conditions in that behalf required by this Warrant Indenture or by law, to be entered on the register as the owner of such Warrant free from all equities or rights of set-off, compensation or counterclaim between the Corporation and the transferor or any previous holder of such Warrant, save in respect of equities of which the Corporation is required to take notice by statute or by order of a court of competent jurisdiction.

2.11 Register of Warrants

The Trustee shall maintain records and accounts concerning the Warrants, which shall contain the information called for below with respect to each Warrant, together with such other information as may be required by law or as the Trustee may elect to record. All such information shall be kept in one set of accounts and records which the Trustee shall designate (in such manner as shall permit it to be so identified as such by an unaffiliated party) as the register of the holders of Warrants. The information to be entered for each account in the register of Warrants at any time shall include (without limitation):

(a) the name and address of the holder of the Warrants, the date of Authentication thereof and the number Warrants;

(b) the unique number or code assigned to and imprinted on each Warrant Certificate;

(c) whether such Warrant has been cancelled; and

(d) a register of transfers in which all transfers of Warrants and the date and other particulars of each transfer shall be entered.

2.12 No Notice of Trusts

Neither the Corporation nor the Trustee nor any registrar shall be bound to take notice of or see to the execution of any trust (other than that created by this Warrant Indenture) whether express, implied or constructive, in respect of any Warrant, and may transfer the same on the direction of the Person registered as the holder thereof, whether named as trustee or otherwise, as though that Person were the beneficial owner thereof.

2.13 Registers Open for Inspection

The registers referred to in Section 2.8 shall be open for inspection by the Corporation, the Trustee or any Holder.  Every registrar, including the Trustee, shall from time to time when requested so to do by the Corporation or by the Trustee, in writing, furnish to the Corporation or the Trustee, as the case may be, with a list of names and addresses of holders of registered Warrants entered on the register kept by them and showing the principal amount of the Warrants held by each such holder, provided the Trustee shall be entitled to charge a reasonable fee to provide such a list.  The Corporation with the approval of the Trustee may at any time close any register for Warrants, other than those kept at the Corporate Trust Office, and transfer the registration of any Warrants registered thereon to another register (which may be an existing register) and thereafter such Warrants shall be deemed to be registered on such other register. Notice of such transfer shall be given to the holders of such Warrants.

2.14 Exchanges of Warrants

(a) Subject to Section 2.9, Certificated Warrants in any authorized form or denomination, may be exchanged for Certificated Warrants in any other authorized form or denomination, of the same series as the Certificated Warrants so exchanged.

(b) Any one or more Certificated Warrants representing any number of Warrants may, upon compliance with the reasonable requirements of the Trustee (including compliance with applicable securities legislation), be exchanged for one or more other Certificated Warrants representing the same aggregate number of Warrants, and bearing the same legend, if applicable, as represented by the Certificated Warrant or Certificated Warrants so exchanged.

(c) Certificated Warrants may be exchanged only at the Corporate Trust Office or at any other place that is designated by the Corporation with the approval of the Trustee. Any Certificated Warrant from the Holder (or such other instructions, in form satisfactory to the Trustee) tendered for exchange shall be surrendered to the Trustee and cancelled by the Trustee.

(d) Any Certificated Warrants tendered for exchange shall be surrendered to the Trustee. The Corporation shall execute and the Trustee shall Authenticate all Certificated Warrants necessary to carry out exchanges as aforesaid. All Certificated Warrants surrendered for exchange shall be cancelled.

2.15 Charges for Registration, Transfer and Exchange

For each Warrant exchanged, registered, transferred or discharged from registration, the Trustee or other registrar, except as otherwise herein provided, may make a reasonable charge for its services and in addition may charge a reasonable sum for each new Warrant issued (such amounts to be agreed upon from time to time by the Trustee and the Corporation), and payment of such charges and reimbursement of the Trustee or other registrar for any stamp taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange, registration, transfer or discharge from registration as a condition precedent thereto.

2.16 Mutilated, Lost, Stolen or Destroyed Certificated Warrants

(a) If any Certificated Warrant has been mutilated or defaced or has or has been alleged to have been lost, stolen or destroyed, then, on application by the applicable Holder to the Trustee, the Corporation may, in its discretion, execute, and upon such execution the Trustee shall certify and deliver, a new Certificated Warrant of the same date and amount as the defaced, mutilated, lost, stolen or destroyed Certificated Warrant in exchange for and in place of the defaced or mutilated Certificated Warrant, and in lieu of and in substitution for the lost, stolen or destroyed Certificated Warrant. Notwithstanding the foregoing, no Certificated Warrant shall be delivered as a replacement for any Certificated Warrant which has been mutilated or defaced otherwise than upon surrender of the mutilated or defaced Certificated Warrant, and no Certificated Warrant shall be delivered as a replacement for any Certificated Warrant which has been lost, stolen or destroyed unless the applicant for the replacement Certificated Warrant has furnished to the Corporation and the Trustee evidence, satisfactory in form and substance to the Corporation and the Trustee, of its ownership of, and of such loss, theft or destruction of, such Certificated Warrant and has provided such a surety bond and indemnity to the Corporation and the Trustee in amount, form and substance satisfactory to each of them. Any instructions by the Corporation to the Trustee under this section shall include such indemnity for the protection of the Trustee as the Trustee may reasonably require.

(b) If any mutilated, defaced, lost, stolen or destroyed Certificated Warrant has become or is about to become due and payable, the Corporation, in its discretion, may, instead of executing a replacement Certificated Warrant, pay to the Holder thereof the full amount outstanding on such mutilated, defaced, lost, stolen or destroyed Certificated Warrant.

(c) Upon the issuance of a replacement Certificated Warrant, the Corporation may require the applicant for such replacement Certificated Warrant to pay a sum sufficient to cover any tax or other governmental charge that may be imposed in relation to such issuance and any other expenses (including the fees and expenses of the Trustee and the Corporation) connected with such issuance.

(d) Each replacement Certificated Warrant shall bear a unique legend, if applicable, and be in a form otherwise identical to the Certificated Warrant it replaces and shall be entitled to the benefits of this Warrant Indenture to the same extent and in the same manner as the Certificated Warrant it replaces.

(e) Unless the Corporation instructs otherwise, the Trustee shall, in accordance with its practice, destroy each mutilated or defaced Certificated Warrant surrendered to and cancelled by it and in respect of which a replacement Certificated Warrant has been delivered or moneys have been paid and shall, as soon as reasonably practicable, furnish to the Corporation, upon its receipt of a written request, a certificate as to such destruction.

2.17 Access to Lists of Holders

(a) The register of Holders maintained by the Trustee will, at all reasonable times during the regular business hours of the Trustee, be open for inspection by the Corporation.

(b) If any one or more Holders as may be permitted by Applicable Law (in each case, the "Applicants") apply to the Trustee (with a copy to the Corporation), then the Trustee, after having been funded and indemnified to its reasonable satisfaction by such Applicants for its related costs and expenses, shall afford or shall cause the Corporation to afford the Applicants, access during normal business hours to the most recent list of Holders within 10 Business Days after the receipt of such application by the Trustee. Such list shall be as of a date no more than 10 days (or such other date as may be mandated by Applicable Law) prior to the date of receipt of the Applicants' request.

2.18 Legend

The certificates or other instruments representing the Certificated Warrants, and the certificates representing any Warrant Shares issued upon conversion of such Certificated Warrants, (if issued prior to the expiration of the applicable hold periods), if any, will bear the following legend in accordance with Applicable Securities Legislation:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE DISTRIBUTION DATE.]"

provided that if, at any time, in the opinion of counsel to the Corporation, such legend is no longer necessary or advisable under Applicable Securities Laws, or the holder of any such legended certificate, at the Holder's expense, provides the Corporation with evidence satisfactory in form and substance to the Corporation (which may include an opinion of counsel satisfactory to the Corporation) to the effect that such legend is not required, such legended certificate may thereafter be surrendered to the Corporation in exchange for a certificate which does not bear such legend.

ARTICLE 3
EXERCISE OF WARRANTS

3.1 Right of Exercise.

Subject to the provisions hereof, each Holder may exercise the right conferred on such Holder to subscribe for and purchase one Common Share for each Warrant held by such Holder, after the Issue Date and prior to the Expiry Time, upon payment of the Exercise Price, and otherwise in accordance with the conditions herein.

3.2 Warrant Exercise.

(a) Holders of Certificated Warrants who wish to exercise the Warrants held by them in order to acquire Warrant Shares must, if permitted pursuant to the terms and conditions hereunder and as set forth in any applicable legend, complete and execute the exercise form (the "Exercise Notice") which is attached to the Certificated Warrant, and deliver to the Trustee at the Corporate Trust Office: (i) the executed Exercise Notice, and (ii) a certified cheque, bank draft or money order payable to or to the order of the Corporation for the aggregate Exercise Price. The Warrants represented by a Certificated Warrant shall be deemed to be surrendered upon personal delivery of such certificate, Exercise Notice and aggregate Exercise Price or, if such documents are sent by mail or other means of transmission, upon actual receipt thereof by the Trustee at the Corporate Trust Office.

(b) The Exercise Notice referred to in this Section 3.2 shall be signed by the Holder, or its executors or administrators or other legal representatives or an attorney of the Holder, duly appointed by an instrument in writing satisfactory to the Trustee.

(c) Any exercise referred to in this Section 3.2 shall require that the entire Exercise Price for Warrant Shares subscribed to be paid at the time of subscription and such Exercise Price and original Exercise Notice executed by the Holder must be received by the Trustee prior to the Expiry Time.

(d) Notwithstanding the foregoing in this Section 3.2, Warrants may only be exercised pursuant to this Section 3.2 by or on behalf of a Holder, who is permitted to and makes one of the certifications set forth on the Exercise Notice and delivers, if applicable, any opinion or other evidence as required by the Corporation.

(e) If the form of Exercise Notice set forth in the Certificated Warrant shall have been amended, the Corporation shall cause the amended Exercise Notice to be forwarded to all Holders.

(f) Exercise Notices must be delivered to the Trustee at any time during the Trustee's actual business hours on any Business Day prior to the Expiry Time. Any Exercise Notice received by the Trustee after business hours on any Business Day will be deemed to have been received by the Trustee on the next following Business Day.

(g) Any Warrant with respect to which an Exercise Notice is not received by the Trustee before the Expiry Time shall be deemed to have expired and become void and all rights with respect to such Warrants shall terminate and be cancelled.

3.3 Transfer Fees and Taxes.

If any of the Warrants or Warrant Shares subscribed for are to be issued to a person or persons other than the Holder, the Holder shall execute the form of transfer and will comply with such reasonable requirements as the Trustee may stipulate and will pay to the Corporation or the Trustee on behalf of the Corporation, all applicable transfer or similar taxes and the Corporation will not be required to issue or deliver certificates evidencing Warrants or Warrant Shares unless or until such Holder shall have paid to the Corporation or the Trustee on behalf of the Corporation, the amount of such tax or shall have established to the satisfaction of the Corporation and the Trustee that such tax has been paid or that no tax is due.

3.4 Corporate Trust Office.

To facilitate the exchange, transfer or exercise of Warrants and compliance with such other terms and conditions hereof as may be required, the Corporation has appointed the Corporate Trust Office, as the agency at which Warrants may be surrendered for exchange or transfer or at which Warrants may be exercised and the Trustee has accepted such appointment. The Corporation may from time to time designate alternate or additional places as the Corporate Trust Office (subject to the Trustee's prior approval) and will give notice to the Trustee of any proposed change of the Corporate Trust Office. Branch registers shall also be kept at such other place or places, if any, as the Corporation, with the approval of the Trustee, may designate. The Trustee will from time to time when requested to do so by the Corporation or any Holder, subject to Section 2.15 payment of the Trustee's reasonable charges, furnish a list of the names and addresses of Holders showing the number of Warrants held by each such Holder,

3.5 Effect of Exercise of Warrants

(a) Upon the exercise of Warrants pursuant to and in compliance with the provisions of this Warrant Indenture, the Warrant Shares to be issued pursuant to the Warrants exercised shall be deemed to have been issued and the person or persons to whom such Warrant Shares are to be issued shall be deemed to have become the holder or holders of such Warrant Shares as of the Exercise Date, unless the registers shall be closed on such date, in which case the Warrant Shares subscribed for shall be deemed to have been issued and such person or persons deemed to have become the Holder or Holders of record of such Warrant Shares, on the date on which such registers are reopened. It is hereby understood that in order for persons to whom Warrant Shares are issued to become holders of Warrant Shares of record on the Exercise Date, beneficial holders must commence the exercise process sufficiently in advance so that the Trustee is in receipt of all items of exercise at least one Business Day prior to such Exercise Date.

(b) As soon as practicable, and in any event no later than within five Business Days after the Exercise Date with respect to a Warrant, the Trustee shall cause to be delivered or mailed to the person or persons in whose name or names the Warrant is registered or, if so specified in writing by the Holder, cause to be delivered to such person or persons at the Corporate Trust Office where the Warrant Certificate was surrendered, a certificate or certificates for the appropriate number of Warrant Shares subscribed for.

3.6 Partial Exercise of Warrants; Fractions.

(a) The holder of any Warrants may exercise his right to acquire a number of whole Warrant Shares less than the aggregate number which the holder is entitled to acquire. In the event of any exercise of a number of Warrants less than the number which the Holder is entitled to exercise, the Holder of Warrants upon such exercise shall, in addition, be entitled to receive, without charge therefor, a new Certificated Warrant(s), bearing the same legend, if applicable, or other appropriate evidence of Warrants, in respect of the balance of the Warrants held by such holder and which were not then exercised.

(b) Notwithstanding anything herein including any adjustment provided for in Section 4.1, the Corporation shall not be required, upon the exercise of any Warrants, to issue fractions of Warrant Shares. Warrants may only be exercised in a sufficient number to acquire whole numbers of Warrant Shares. Any fractional Warrant Shares shall be rounded down to the nearest whole number and the Holder of such Warrants shall not be entitled to any compensation in respect of any fractional Warrant Shares which are not issued.

3.7 Expiration of Warrants.

Immediately after the Expiry Time, all rights under any Warrant in respect of which the right of acquisition provided for herein shall not have been exercised shall cease and terminate and each Warrant shall be void and of no further force or effect.

3.8 Securities Restrictions.

Notwithstanding anything herein contained, Warrant Shares will be issued upon exercise of a Warrant only in compliance with the securities laws of any applicable jurisdiction.

3.9 Accounting and Recording.

(a) The Trustee shall promptly account to the Corporation with respect to Warrants exercised, and shall promptly forward to the Corporation (or into an account or accounts of the Corporation with the bank or trust company designated by the Corporation for that purpose), all monies received by the Trustee on the subscription of the Warrant Shares through the exercise of Warrants. All such monies and any securities or other instruments, from time to time received by the Trustee shall be received in trust for, and shall be segregated and kept apart by the Trustee for, the Holders and the Corporation as their interests may appear.

(b) The Trustee shall record the particulars of Warrants exercised, which particulars shall include the names and addresses of the persons who become holders of the Warrant Shares on exercise and the Exercise Date, in respect thereof. The Trustee shall provide such particulars in writing to the Corporation within five Business Days of any request by the Corporation therefor.

ARTICLE 4
ADJUSTMENT OF NUMBER OF WARRANT SHARES AND EXERCISE PRICE

4.1 Adjustment of Number of Warrant Shares and Exercise Price

The subscription rights in effect under the Warrants for Warrant Shares issuable upon the exercise of the Warrants shall be subject to adjustment from time to time as follows:

(a) if, at any time during the Adjustment Period , the Corporation shall:

(i) subdivide, re-divide or change its outstanding Common Shares into a greater number of Common Shares;

(ii) reduce, combine or consolidate its outstanding Common Shares into a lesser number of Common Shares; or

(iii) issue Common Shares or securities exchangeable for, or convertible into, Common Shares to all or substantially all of the holders of Common Shares by way of stock dividend or other distribution (other than a distribution of Common Shares upon the exercise of Warrants or any outstanding options);

(any of such events in Sections 4.1(a)(i), (ii) or (iii) being called a "Common Share Reorganization") then the Exercise Price shall be adjusted as of the effective date or record date of such subdivision, re-division, change, reduction, combination, consolidation or distribution, as the case may be, shall in the case of the events referred to in (i) or (iii) above be decreased in proportion to the number of outstanding Common Shares resulting from such subdivision, re-division, change or distribution, or shall, in the case of the events referred to in (ii) above, be increased in proportion to the number of outstanding Common Shares resulting from such reduction, combination or consolidation by multiplying the Exercise Price in effect immediately prior to such effective date or record date by a fraction, the numerator of which shall be the number of Common Shares outstanding on such effective date or record date before giving effect to such Common Share Reorganization and the denominator of which shall be the number of Common Shares outstanding as of the effective date or record date after giving effect to such Common Share Reorganization (including, in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of Common Share that would have been outstanding had such securities been exchanged for or converted into Common Shares on such record date or effective date). Such adjustment shall be made successively whenever any event referred to in this Section 4.1(a) shall occur. Upon any adjustment of the Exercise Price pursuant to Section 4.1(a), the Exchange Rate shall be contemporaneously adjusted by multiplying the number of Common Shares theretofore obtainable on the exercise thereof by a fraction of which the numerator shall be the Exercise Price in effect immediately prior to such adjustment and the denominator shall be the Exercise Price resulting from such adjustment;

(b) if and whenever at any time during the Adjustment Period, the Corporation shall fix a record date for the issuance of rights, options or warrants to all or substantially all the holders of its outstanding Common Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares (or securities convertible or exchangeable into Common Shares) at a price per Common Share (or having a conversion or exchange price per Common Share) less than 95% of the Current Market Price on such record date (a "Rights Offering"), the Exercise Price shall be adjusted immediately after such record date so that it shall equal the amount determined by multiplying the Exercise Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date plus a number of Common Shares equal to the number arrived at by dividing the aggregate price of the total number of additional Common Shares offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible or exchangeable securities so offered) by the Current Market Price, and of which the denominator shall be the total number of Common Shares outstanding on such record date plus the total number of additional Common Shares offered for subscription or purchase or into which the convertible or exchangeable securities so offered are convertible or exchangeable; any Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any such computation; such adjustment shall be made successively whenever such a record date is fixed; to the extent that no such rights or warrants are exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed or, if any such rights or warrants are exercised, to the Exercise Price which would then be in effect based upon the number of Common Shares (or securities convertible or exchangeable into Common Shares) actually issued upon the exercise of such rights or warrants, as the case may be. Upon any adjustment of the Exercise Price pursuant to this Section 4.1(b), the Exchange Rate will be adjusted immediately after such record date so that it will equal the rate determined by multiplying the Exchange Rate in effect on such record date by a fraction, of which the numerator shall be the Exercise Price in effect immediately prior to such adjustment and the denominator shall be the Exercise Price resulting from such adjustment. Such adjustment will be made successively whenever such a record date is fixed, provided that if two or more such record dates or record dates referred to in this Section 4.1(b) are fixed within a period of 25 Trading Days, such adjustment will be made successively as if each of such record dates occurred on the earliest of such record dates;

(c) if and whenever at any time during the Adjustment Period the Corporation shall fix a record date for the making of a distribution to all or substantially all the holders of its outstanding Common Shares of (i) securities of any class, whether of the Corporation or any other entity (other than Common Shares), (ii) rights, options or warrants to subscribe for or purchase Common Shares (or other securities convertible into or exchangeable for Common Shares), other than pursuant to a Rights Offering; (iii) evidences of its indebtedness or (iv) any property or other assets then, in each such case, the Exercise Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Exercise Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date multiplied by the Current Market Price on such record date, less the excess, if any, of the fair market value on such record date, as determined by the Corporation (whose determination shall be conclusive), of such securities or other assets so issued or distributed over the fair market value of any consideration received therefor by the Corporation from the holders of the Common Shares, and of which the denominator shall be the total number of Common Shares outstanding on such record date multiplied by the Current Market Price; and Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any such computation; such adjustment shall be made successively whenever such a record date is fixed; to the extent that such distribution is not so made, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed. Upon any adjustment of the Exercise Price pursuant to this Section 4.1(c), the Exchange Rate will be adjusted immediately after such record date so that it will equal the rate determined by multiplying the Exchange Rate in effect on such record date by a fraction, of which the numerator shall be the Exercise Price in effect immediately prior to such adjustment and the denominator shall be the Exercise Price resulting from such adjustment;

(d) if and whenever at any time during the Adjustment Period, there is a reclassification of the Common Shares or a capital reorganization of the Corporation other than as described in Section 4.1(a) or a consolidation, amalgamation, arrangement or merger of the Corporation with or into any other body corporate, trust, partnership or other entity, or a sale or conveyance of the property and assets of the Corporation as an entirety or substantially as an entirety to any other body corporate, trust, partnership or other entity, any Holder who has not exercised its right of acquisition prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, arrangement or merger, sale or conveyance, upon the exercise of such right thereafter, shall be entitled to receive upon payment of the Exercise Price and shall accept, in lieu of the number of Warrant Shares that prior to such effective date the Holder would have been entitled to receive, the number of shares or other securities or property of the Corporation or of the body corporate, trust, partnership or other entity resulting from such merger, amalgamation or consolidation, or to which such sale or conveyance may be made, as the case may be, that such Holder would have been entitled to receive on such reclassification, capital reorganization, consolidation, amalgamation, arrangement or merger, sale or conveyance, if, on the effective date thereof, as the case may be, the Holder had been the registered holder of the number of Warrant Shares to which prior to such effective date it was entitled to acquire upon the exercise of the Warrants. If determined appropriate by the Trustee, relying on advice of counsel,  to give effect to or to evidence the provisions of this Section 4.1(d), the Corporation, its successor, or such purchasing body corporate, partnership, trust or other entity, as the case may be, shall, prior to or contemporaneously with any such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance, enter into an indenture which shall provide, to the extent possible, for the application of the provisions set forth in this Indenture with respect to the rights and interests thereafter of the Holder to the end that the provisions set forth in this Warrant Indenture shall thereafter correspondingly be made applicable, as nearly as may reasonably be, with respect to any shares, other securities or property to which a Holder is entitled on the exercise of its acquisition rights thereafter. Any indenture entered into between the Corporation and the Trustee pursuant to the provisions of this Section 4.1(d) shall be a supplemental indenture entered into pursuant to the provisions of Article 11 hereof. Any indenture entered into between the Corporation, any successor to the Corporation or such purchasing body corporate, partnership, trust or other entity and the Trustee shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this Section 4.1(d) and which shall apply to successive reclassifications, capital reorganizations, amalgamations, consolidations, mergers, sales or conveyances;

(e) in any case in which this Section 4.1 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such event, issuing to the Holder of any Warrant exercised after the record date and prior to completion of such event the additional Warrant Shares issuable by reason of the adjustment required by such event before giving effect to such adjustment; provided, however, that the Corporation shall deliver to such Holder an appropriate instrument evidencing such Holder's right to receive such additional Common Shares upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Common Shares declared in favour of holders of record of Common Shares on and after the relevant date of exercise or such later date as such Holder would, but for the provisions of this Section 4.1(e), have become the holder of record of such additional Common Shares pursuant to Section 4.1;

(f) in any case in which Section 4.1(a)(iii), Section 4.1(b) or Section 4.1(c) require that an adjustment be made to the Exercise Price, no such adjustment shall be made if the Holder of the outstanding Warrants receive, subject to any required stock exchange or regulatory approval, the rights or warrants referred to in Section 4.1(a)(iii), Section 4.1(b) or the shares, rights, options, warrants, evidences of indebtedness or assets referred to in Section 4.1(c), as the case may be, in such kind and number as they would have received if they had been holders of Common Shares on the applicable record date or effective date, as the case may be, by virtue of their outstanding Warrant having then been exercised into Common Shares at the Exercise Price in effect on the applicable record date or effective date, as the case may be;

(g) the adjustments provided for in this Section 4.1 are cumulative, and shall, in the case of adjustments to the Exercise Price be computed to the nearest whole cent and shall apply to successive subdivisions, re-divisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of this Section 4.1, provided that, notwithstanding any other provision of this Section, no adjustment of the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Exercise Price then in effect; provided, however, that any adjustments which by reason of this Section 4.1(g) are not required to be made shall be carried forward and taken into account in any subsequent adjustment; and

(h) after any adjustment pursuant to this Section 4.1, the term "Common Shares" where used in this Warrant Indenture shall be interpreted to mean securities of any class or classes which, as a result of such adjustment and all prior adjustments pursuant to this Section 4.1, the Holder is entitled to receive upon the exercise of his Warrant, and the number of Warrant Shares indicated by any exercise made pursuant to a Warrant shall be interpreted to mean the number of Warrant Shares or other property or securities a Holder is entitled to receive, as a result of such adjustment and all prior adjustments pursuant to this Section 4.1, upon the full exercise of a Warrant.

4.2 Entitlement to Warrant Shares on Exercise of Warrant

All Common Shares or shares of any class or other securities, which a Holder is at the time in question entitled to receive on the exercise of its Warrant, whether or not as a result of adjustments made pursuant to this Article 4, shall, for the purposes of the interpretation of this Warrant Indenture, be deemed to be Warrant Shares which such Holder is entitled to acquire pursuant to such Warrant.

4.3 No Adjustment for Certain Transactions

Notwithstanding anything in this Article 4, no adjustment shall be made in the acquisition rights attached to the Warrants if the issue of Common Shares is being made pursuant to this Warrant Indenture or in connection with (a) any share incentive plan or restricted share plan or share purchase plan in force from time to time for directors, officers, employees, consultants or other service providers of the Corporation; or (b) the satisfaction of existing instruments issued at the date hereof.

4.4 Determination by Independent Firm

In the event of any question arising with respect to the adjustments provided for in this Article 4 such question shall be conclusively determined by the Auditor or if they are unable or unwilling to act, by such other independent firm of chartered professional accountants as may be selected by the Board of Directors, acting reasonably and in good faith, and such determination shall be binding upon the Corporation, the Trustee, all holders and all other persons interested therein. The Corporation shall provide such auditors or accountants with access to all necessary records of the Corporation.

4.5 Proceeding Prior to any Action Requiring Adjustment

As a condition precedent to the taking of any action which would require an adjustment in any of the acquisition rights pursuant to any of the Warrants, including the number of Warrant Shares which are to be received upon the exercise thereof, the Corporation shall take any action which may, in the opinion of Counsel to the Corporation, be necessary in order that the Corporation has unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the Warrant Shares which the holders of such Warrants are entitled to receive on the full exercise thereof in accordance with the provisions hereof.

4.6 Certificate of Adjustment

The Corporation shall from time to time immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 4.1, deliver a certificate of the Corporation to the Trustee specifying the nature of the event requiring the same and the amount of the adjustment or readjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate may be supported by a certificate of the Corporation's Auditor verifying such calculation if requested by the Trustee at their discretion. The Trustee shall rely, and shall be protected in so doing, upon the certificate of the Corporation or of the Auditor and any other document filed by the Corporation pursuant to this Article 4 for all purposes.

4.7 Notice of Special Matters

The Corporation covenants with the Trustee that, so long as any Warrant remains outstanding, it will give notice to the Trustee and to the Holders of its intention to fix a record date that is prior to the Expiry Date for any matter for which an adjustment may be required pursuant to Section 4.1. Such notice shall specify the particulars of such event and the record date for such event, provided that the Corporation shall only be required to specify in the notice such particulars of the event as shall have been fixed and determined on the date on which the notice is given. The notice shall be given in each case not less than 14 days prior to such applicable record date. If notice has been given and the adjustment is not then determinable, the Corporation shall promptly, after the adjustment is determinable, file with the Trustee a computation of the adjustment and give notice to the Holders of such adjustment computation.

4.8 No Action after Notice

The Corporation covenants with the Trustee that it will not close its transfer books or take any other corporate action which might deprive the Holders of the opportunity to exercise its right of acquisition pursuant thereto during the period of 14 days after the giving of the certificate or notices set forth in Section 4.6 and Section 4.7.

4.9 Other Action

If the Corporation, after the date hereof, shall take any action affecting the Common Shares other than action described in Section  4.1, which in the reasonable opinion of the Board of Directors would materially affect the rights of Holders, the Exercise Price and/or Exchange Rate, the number of Warrant Shares which may be acquired upon exercise of the Warrants shall be adjusted in such manner and at such time, by action of the Board of Directors, acting reasonably and in good faith, in their sole discretion as they may determine to be equitable to the Holders in the circumstances, provided that no such adjustment will be made unless any requisite prior approval of any stock exchange on which the Common Shares are listed for trading has been obtained.

4.10 Protection of Trustee

The Trustee shall not:

(a) at any time be under any duty or responsibility to any Holder to determine whether any facts exist which may require any adjustment contemplated by Section  4.1, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(b) be accountable with respect to the validity or value (or the kind or amount) of any Warrant Shares or of any other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Warrant;

(c) be responsible for any failure of the Corporation to issue, transfer or deliver Warrant Shares or certificates for the same upon the surrender of any Warrants for the purpose of the exercise of such rights or to comply with any of the covenants contained in this Article; and

(d) incur any liability or be in any way responsible for the consequences of any breach on the part of the Corporation of any of the representations, warranties or covenants herein contained or of any acts of the directors, officers, employees, agents or servants of the Corporation.

4.11 Participation by Holder

No adjustments shall be made pursuant to this Article 4 if the Holders are entitled to participate in any event described in this Article 4 on the same terms, mutatis mutandis, as if the Holders had exercised their Warrants prior to, or on the effective date or record date of, such event and any such participation will be subject to the prior approval of the CSE (or such other Recognized Stock Exchange on which the Common Shares are then listed), if applicable.

ARTICLE 5
RIGHTS OF THE CORPORATION AND COVENANTS

5.1 Optional Purchases by the Corporation

Subject to compliance with applicable securities legislation and approval of applicable regulatory authorities, if any, the Corporation may from time to time purchase by private contract or otherwise any of the Warrants. Any such purchase shall be made at the lowest price or prices at which, in the opinion of the Board of Directors, such Warrants are then obtainable, plus reasonable costs of purchase, and may be made in such manner, from such persons and on such other terms as the Corporation, in its sole discretion, may determine. Certificated Warrants representing the Warrants purchased pursuant to this Section 5.1 shall forthwith be delivered to and cancelled by the Trustee and reflected accordingly on the register of Warrants.

5.2 Notice of Default

The Corporation shall promptly notify the Trustee upon becoming aware of the occurrence of any default hereunder which remains unrectified for more than five days following its occurrence.

5.3 General Covenants

The Corporation covenants with the Trustee that so long as any Warrants remain outstanding:

(a) it will reserve and keep available a sufficient number of Common Shares for the purpose of enabling it to satisfy its obligations to issue Warrant Shares upon the exercise of the Warrants;

(b) it will cause the Warrant Shares from time to time acquired pursuant to the exercise of the Warrants to be duly issued and delivered in accordance with the Warrants and the terms hereof;

(c) all Warrant Shares which shall be issued upon exercise of the right to acquire provided for herein shall be fully paid and non-assessable, free and clear of all encumbrances;

(d) it will use reasonable commercial efforts to maintain its existence and carry on its business in the ordinary course;

(e) it will use reasonable commercial efforts to ensure that all Common Shares outstanding or issuable from time to time (including without limitation the Warrant Shares issuable on the exercise of the Warrants) continue to be or are listed and posted for trading on the CSE (or such other Recognized Stock Exchange), provided that this clause shall not be construed as limiting or restricting the Corporation from completing a consolidation, amalgamation, arrangement, takeover bid or merger that would result in the Common Shares ceasing to be listed and posted for trading on the CSE so long as the holders of Common Shares receive securities of an entity which is listed on a Recognized Stock Exchange, or cash, or the holders of the Common Shares have approved the transaction in accordance with the requirements of applicable corporate and securities laws and the policies of the CSE (or such other exchange on which the Common Shares are then listed);

(f) it will use reasonable efforts to make all requisite filings under applicable Canadian securities legislation including those necessary to remain a reporting issuer not in default in each of the provinces and other Canadian jurisdictions where it is or becomes a reporting issuer;

(g) generally, it will well and truly perform and carry out all of the acts or things to be done by it as provided in this Indenture;

(h) that U.S. businesses that the Corporation invests in operate in compliance with applicable marijuana-related licensing requirements and the regulatory framework enacted by the applicable U.S. State; and

(i) that to the best of its knowledge, after due inquiry, that U.S. customers or suppliers with which the Corporation transacts in cannabis products are licensed pursuant to applicable State law.

5.4 Conduct of Business

The Corporation shall do or cause to be done all things reasonably required to carry on its business in a commercially reasonable manner in accordance with normal industry standards and Applicable Law, except for U.S. Marijuana Laws (and laws implicated by the violation of U.S. marijuana-related federal laws). The Corporation will notify the Trustee in the event of any material change in their marijuana- related business activity including, but not limited to, a notice of merger, acquisition, intent to enter the recreational marijuana business in Canada, an intent to operate in the United States in a state where medical or recreational marijuana is not legal at the state level. The Corporation will notify the Trustee in the event it receives notice of any regulatory, governmental or criminal citation, notice of violation, investigation or proceeding that may have an impact on the Corporation's license, business activities or operations..

5.5 Payment of Trustee's Remuneration

The Corporation will pay on demand the Trustee's reasonable remuneration for its services as Trustee hereunder (including reimbursements for distributions which include legal services) and will repay to the Trustee on demand all moneys which shall have been paid by the Trustee out of its own funds in and about the execution of the trusts hereby created. The said remuneration shall continue to be payable until the trusts hereof are finally wound up and whether or not the trusts of this Warrant Indenture shall be in course of administration by or under the direction of the court. This Section 5.5 shall survive the resignation of the Trustee or the termination of this Warrant Indenture. Notwithstanding the foregoing, the Corporation need not pay or reimburse the Trustee for expenses, disbursements or advances if the Trustee incurred such expenses, disbursements or advances as a result of its bad faith, willful misconduct or gross negligence of a right, duty or obligation by the Trustee.

5.6 Further Instruments and Acts

Upon reasonable request of the Trustee, the Corporation will execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purposes of this Warrant Indenture.

5.7 Performance of Covenant by Trustee

If the Corporation fails to perform any of its covenants contained in this Warrant Indenture, the Trustee may itself perform any of such covenants capable of being performed by it, but will be under no obligation to do so. All sums expended or advanced by the Trustee for such purpose will be repayable as provided in Section 5.5 of this Warrant Indenture. No such performance or advance by the Trustee shall relieve the Corporation of any default hereunder or its continuing obligations hereunder.

ARTICLE 6

ENFORCEMENT

6.1 Suits by Holders.

All or any of the rights conferred upon any Holder by any of the terms of this Warrant Indenture may be enforced by the Holder by appropriate proceedings but without prejudice to the right which is hereby conferred upon the Trustee to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the Holders.

6.2 Suits by the Corporation.

The Corporation shall have the right to enforce full payment of the Exercise Price of all Warrant Shares issued to a Holder hereunder and shall be entitled to demand such payment from the Holder or alternatively to instruct the Trustee to cancel the Warrant certificates and amend the register of the Warrants accordingly.

6.3 Immunity of Shareholders, etc.

The Trustee and the Holders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any incorporator or any past, present or future shareholder, trustee, Director, officer, employee or agent of the Corporation or any successor entity on any covenant, agreement, representation or warranty by the Corporation herein.

6.4 Waiver of Default.

Upon the happening of any default hereunder:

(a) the Holders of not less than 50.1% of the Warrants then outstanding shall have power (in addition to the powers exercisable by Extraordinary Resolution) by requisition in writing to instruct the Trustee to waive any default hereunder and the Trustee shall thereupon waive the default upon such terms and conditions as shall be prescribed in such requisition; or

(b) the Trustee shall have power to waive any default hereunder upon such terms and conditions as the Trustee may deem advisable, on the advice of its legal counsel, if, in the Trustee's opinion, based on the advice of its legal counsel, the same shall have been cured or adequate provision made therefor;

provided that no delay or omission of the Trustee or of the Holders to exercise any right or power accruing upon any default shall impair any such right or power or shall be construed to be a waiver of any such default or acquiescence therein and provided further that no act or omission either of the Trustee or of the Holders in the premises shall extend to or be taken in any manner whatsoever to affect any subsequent default hereunder of the rights resulting therefrom.

ARTICLE 7
CONCERNING THE TRUSTEE

7.1 Duties of Trustee

In the exercise of its rights, duties and obligations prescribed or conferred by this Warrant Indenture, the Trustee shall act honestly and in good faith and shall exercise that degree of care, diligence and skill that a reasonably prudent corporate trustee would exercise in comparable circumstances. Subject to the foregoing, the Trustee shall be liable only for an act or failure to act arising from or in connection with dishonesty, bad faith, wilful misconduct, gross negligence or reckless disregard of a right, duty or obligation by the Trustee. The Trustee shall not be liable for any act or default on the part of any agent employed by it or for permitting any agent or co-trustee to receive and retain any moneys payable to the Trustee under this Warrant Indenture, except as aforesaid. The Trustee shall not be required to exercise any powers and shall not have any responsibilities except as expressly provided in this Warrant Indenture and shall have no obligation to recognize nor have any liability or responsibility arising under any other document or agreement to which the Trustee is not a party, notwithstanding that reference thereto may be made herein.

7.2 Employ Agents

The Trustee may, but is not required to employ such counsel, agents and other assistants as it may reasonably require for the proper determination and discharge of its duties under this Warrant Indenture, and shall not be responsible for any negligence or misconduct on the part of any such counsel, agent or other assistant or for any liability incurred by any Person as a result of not employing such counsel, agent or other assistant, and may pay reasonable remuneration for all services performed for it with respect to this Warrant Indenture, and shall be entitled to receive reimbursement for all reasonable disbursements, costs, liabilities and expenses made or incurred by it with respect to this Warrant Indenture. All such disbursements, costs, liabilities and expenses in relation to this Warrant Indenture and all expenses incidental to the preparation, execution, creation and issuance of the Warrants and Warrant Shares, whether done or incurred at the request of the Trustee or the Corporation, shall bear interest at the posted annual rate of interest charged by the Trustee from time to time to its corporate trust customers from the date which is 30 days following receipt by the Corporation of an invoice from the Trustee with respect to such expenses until the date of reimbursement and shall (together with such interest) be paid by the Corporation immediately upon receipt of such invoice.

7.3 Reliance on Documents and Officer's Certificates, etc.

The Trustee may conclusively rely upon any document believed by it to be genuine and to have been signed or presented by the proper Person. The Trustee need not investigate any fact or matter stated in the document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Corporation, personally or by agent or attorney at the sole cost of the Corporation and shall incur no liability or additional liability of any kind by reason of such inquiry or investigation. Unless otherwise specifically provided in this Warrant Indenture, any demand, request, direction or notice from the Corporation shall be sufficient if signed by an Officer of the Corporation. The Trustee may request that the Corporation deliver an Officer's Certificate setting forth the names of the individuals and/or title of officers authorized at such time to take specified actions pursuant to this Warrant Indenture.  Before the Trustee acts or refrains from acting, it may, acting reasonably, require an Officer's Certificate or an opinion of counsel or both. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such Officer's Certificate or opinion of counsel. The Trustee may consult with counsel of its selection (including counsel to the Corporation) and the advice of such counsel or any opinion of counsel shall be full and complete authorization and protection from liability in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon. The Trustee may act through its attorneys and agents and shall not be responsible for the misconduct or negligence of any agent or attorney appointed with due care.

7.4 Advice of Experts

The Trustee may act or not act and rely or not rely, and shall be protected in acting or not acting and relying or not relying in good faith, on the opinion, advice or information (including the Opinion of Counsel) obtained from any counsel, auditor, valuator, engineer, surveyor or other expert, whether obtained by the Trustee or by the Corporation, in relation to any matter arising in the administration of the trusts hereof and the Trustee shall not be responsible for any misconduct on the part of any of them or for any loss occasioned by so acting unless such action was taken in bad faith or such action constitutes negligence or willful misconduct, and, if acting in good faith, may rely as to the truth of the statements and the accuracy of the opinions expressed in any report or opinion furnished by such Person and may obtain such assistance as may be necessary to the proper determination and discharge of its duties and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid, including the disbursements of any legal or other advisor or assistants.

7.5 Trustee May Deal with the Corporation

In its personal capacity or any other capacity, the Trustee, and each affiliate of the Trustee, may buy, sell, lend upon, become a pledgee of and deal in securities of the Corporation and generally contract and enter into financial transactions with the Corporation and any Affiliate of the Corporation without being liable to account for any profits made thereby.

7.6 Conditions Precedent to Trustee's Obligation to Act

(a) The Trustee shall not be bound to give any notice, or to do, observe or perform or see to the observance or performance by the Corporation of any of the obligations imposed under this Warrant Indenture or to supervise or interfere with any of the activities of the Corporation, or to do or take any act, action or Proceeding by virtue of the powers conferred on it by this Warrant Indenture, unless and until it shall have been required to do so under the terms of this Warrant Indenture; nor shall the Trustee be required to take notice of any default hereunder, other than in payment of any moneys required by this Warrant Indenture to be paid to the Trustee, unless and until notified in writing of such default by the Corporation or by any Holder, which notice shall distinctly specify such default, and in the absence of any such notice the Trustee may conclusively assume that no default has occurred. Any such notice or requisition shall in no way limit any discretion given to the Trustee in this Warrant Indenture to determine whether or not to take action with respect to any default or with respect to any such requisition.

(b) The obligation of the Trustee to do any of the actions referred to in Section 7.6(a), including to commence or to continue any Proceeding or any right of the Trustee or the Holders, shall be conditional upon the Holders furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue such action and an indemnity satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges, expenses and liabilities which may result from such action and any loss and damage the Trustee may suffer by reason of such action.

7.7 Trustee Not Required to Give Security.

The Trustee shall not be required to give any bond or surety in respect of the performance of its powers and duties hereunder.

7.8 Resignation or Removal of Trustee; Conflict of Interest

(a) The Trustee represents and warrants to the Corporation that at the time of the execution and delivery of this Warrant Indenture no material conflict of interest exists with respect to the Trustee's role as a fiduciary hereunder.

(b) The Trustee may resign as trustee hereunder by giving not less than 90 days' notice in writing to the Corporation or such shorter notice as the Corporation may accept as sufficient. The Trustee shall resign if a material conflict of interest arises with respect to its role as trustee under this Warrant Indenture that is not eliminated within 90 days after the Trustee becomes aware of such conflict of interest. Immediately after the Trustee becomes aware that it has a material conflict of interest it shall provide the Corporation with written notice of the nature of that conflict. Upon any such resignation, the Trustee shall be discharged from all further duties and liabilities under this Warrant Indenture. None of the validity and enforceability of this Warrant Indenture or the Warrants shall be affected in any manner whatsoever by reason only of the existence of a material conflict of interest on the part of the Trustee (whether arising prior to or after the date of this Warrant Indenture). If the Trustee does not comply with this section, any Holder or the Corporation may apply to the Supreme Court of British Columbia in Vancouver for an order that the Trustee be replaced as trustee under this Warrant Indenture.

(c) In the event of the Trustee resigning or being removed by the Holders by Extraordinary Resolution or by the Corporation or being dissolved, becoming insolvent or bankrupt, going into liquidation or otherwise becoming incapable of acting as trustee under this Warrant Indenture, the Corporation shall immediately appoint a successor Trustee unless a successor Trustee has already been appointed by the Holders; failing such appointment by the Corporation, the retiring Trustee or any other Holder may apply (at the expense of the Corporation) to a judge of the Supreme Court of British Columbia in Vancouver for, on such notice as such judge may direct, for the appointment of a successor Trustee. The successor Trustee so appointed by the Corporation or by such court shall be subject to removal by the Holders by way of an Act of Holders. Any successor Trustee appointed under any provision of this section shall be a corporation authorized to carry on the business of a trust company in Canada or in any province thereof. On any appointment of the successor Trustee, the successor Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named in this Warrant Indenture as Trustee. The expenses of all acts, documents and Proceedings required under this section will be paid by the Corporation in the same manner as if the amount thereof were fees payable to the Trustee under this Warrant Indenture.

(d) Any successor Trustee shall, immediately upon appointment, become vested with all the estates, properties, rights, powers and trusts of its predecessor in the trusts under this Warrant Indenture, with like effect as if originally named as Trustee hereunder. Nevertheless, upon the written request of the successor Trustee or of the Corporation and upon payment of all outstanding fees and expenses, the Trustee ceasing to act shall execute and deliver a document assigning and transferring to such successor Trustee, upon the trusts expressed in this Warrant Indenture, all the rights, powers and trusts of the Trustee so ceasing to act, and shall duly assign, transfer and deliver all property (including money) held by such Trustee to the successor Trustee in its place. Should any deed, conveyance or other document in writing from the Corporation be required by any successor Trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and other documents in writing shall, on the request of the successor Trustee, be made, executed, acknowledged and delivered by the Corporation.

(e) Any corporation into which the Trustee is amalgamated or with which it is consolidated or to which all or substantially all of its corporate trust business is sold or is otherwise transferred or any corporation resulting from any consolidation or amalgamation to which the Trustee is a party shall be a successor Trustee under this Warrant Indenture without the execution of any document or any further act; provided that such successor Trustee is a corporation qualified to carry on the business of a trust company in Canada or any province thereof and shall not have a material conflict of interest in its role as a fiduciary under this Warrant Indenture.

7.9 Protection of Trustee

By way of supplement to any Applicable Law from time to time relating to trustees and in addition to any other provision of this Warrant Indenture for the relief of the Trustee, it is expressly agreed that:

(a) the Trustee shall not be liable for or by reason of any statements of fact or recitals in this Warrant Indenture or in the Certificated Warrants (except the representations and warranties contained in Section 7.1 and Section 7.10 which are being given by the Trustee in its personal capacity) or required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Corporation;

(b) Trustee shall not be bound to give to any Person notice of the execution of this Warrant Indenture unless and until a default and declaration of acceleration has occurred, and the Trustee has determined or become obliged to enforce the same;

(c) the Trustee shall not incur any liability or be in any way responsible for the consequence of any breach on the part of the Corporation of any of the covenants contained in this Warrant Indenture or of any acts of the agents or servants of the Corporation;

(d) the permissive rights of a Trustee enumerated herein shall not be construed as duties;

(e) in addition to and without limiting any other protection of the Trustee hereunder, or otherwise by law, the Corporation indemnifies and saves harmless the Trustee and its officers, directors and employees and agents from and against any and all liabilities, losses, costs, claims, actions, expenses (including legal fees and disbursements on a solicitor and client basis) or demands whatsoever which may be brought against the Trustee or which it may suffer or incur as a result of or arising out of the performance of its duties and obligations under this Warrant Indenture including, without limitation, those arising out of or related to actions taken or omitted to be taken by the Trustee contemplated by this Warrant Indenture, and including legal fees and disbursements on a solicitor and client basis and costs and expenses incurred in connection with the enforcement of this indemnity, which the Trustee may suffer or incur, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of its duties as Trustee, save only in the event of the gross negligence or reckless disregard in acting or failing to act, or the wilful misconduct, dishonesty or bad faith of the Trustee. It is understood and agreed that this indemnification shall survive the termination or discharge of this Warrant Indenture or the resignation or removal of the Trustee;

(f) the rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, the right to be indemnified, are extended to, and shall be enforceable by, Alliance Trust Company, and each agent, custodian and other Person employed to act hereunder;

(g) in no event shall the Trustee be responsible or liable for special, indirect, punitive or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether such Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action;

(h) the Trustee may, in the exercise of all or any of the trusts, powers and discretion vested in it under this Warrant Indenture, act by the responsible officers of the Trustee; the Trustee may delegate to any Person the performance of any of the trusts and powers vested in it by this Warrant Indenture, and any delegation may be made upon such terms and conditions and subject to such regulations as the Trustee may think to be in the best interest of the Holders;

(i) the Trustee shall not be required to take notice or be deemed to have notice or actual knowledge of any matter under this Warrant Indenture, unless the Trustee shall have received from the Corporation or a Holder written notice stating the matter in respect of which the Trustee should have notice or actual knowledge; and

(j) the Trustee shall not be responsible for any error made or act done by it resulting from reliance upon the signature of any Person on behalf of the Corporation or of any Person on whose signature the Trustee may be called upon to act or refrain from acting under this Warrant Indenture.

7.10 Additional Representations and Warranties of Trustee

The Trustee represents and warrants to the Corporation that:

(a) the Trustee is a trust company validly existing under the laws of its jurisdiction of incorporation;

(b) the Trustee has full power, authority and right to execute and deliver and perform its obligations under this Warrant Indenture, and has taken all necessary action to authorize the execution, delivery and performance by it of this Warrant Indenture; and

(c) this Warrant Indenture has been duly executed and delivered by the Trustee.

7.11 Third Party Interests

The Corporation represents to the Trustee that any account to be opened by, or interest to be held by, the Trustee in connection with this Warrant Indenture for or to the credit of the Corporation, either: (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case the Corporation agrees to complete and execute forthwith a declaration in the Trustee's prescribed form as to the particulars of such third party.

7.12 Trustee Not Bound to Act

The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment, determines that such act might cause it to be in non- compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Trustee, in its sole judgment, determine at any time that its acting under this Warrant Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days' written notice to the Corporation provided: (i) that the Trustee's written notice shall describe the circumstances of such non-compliance to the extent permitted under applicable anti-money launder or anti-terrorist legislation, regulation or guideline; and (ii) that if such circumstances are rectified to the Trustee's satisfaction within such 10-day period, then such resignation shall not be effective.

7.13 Compliance with Privacy Laws

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individuals' personal information (collectively, the "Privacy Laws") applies to obligations and activities under this Warrant Indenture. Despite any other provision of this Warrant Indenture, no party to this Warrant Indenture shall take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Corporation shall, prior to transferring or causing to be transferred personal information to the Trustee, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Trustee shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws. Specifically, the Trustee agrees: (a) to have a designated chief privacy officer; (b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (c) to use personal information solely for the purposes of providing its services under or ancillary to this Warrant Indenture and not to use it for any other purpose except with the consent of or direction from the Corporation or the individual involved; (d) not to sell or otherwise improperly disclose personal information to any third party; and (e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification.

ARTICLE 8
MEETINGS OF HOLDERS

8.1 Purposes for Which Meetings May be Called

A meeting of Holders may be called at any time and from time to time pursuant to this Article to make, give or take any Act provided by this Warrant Indenture to be made, given or taken by Holders.

8.2 Call, Notice and Place of Meetings

(a) The Trustee may at any time and from time to time and shall, on receipt of a Corporation Request or a requisition in writing made by the Holders of, collectively, at least 25% in principal amount of the Outstanding Warrants, call a meeting of Holders for any purpose specified in Section 8.1, to be held at such time and at such place in the City of Vancouver, Province of British Columbia, as the Trustee shall determine. Notice of every meeting of Holders, setting forth the time and place of such meeting and in general terms the action proposed to be taken at such meeting, shall be given, in the manner provided in Section 10.2, not less than 21 or more than 60 days prior to the date fixed for the meeting.

(b) If at any time the Corporation, pursuant to a Board Resolution, or the Holders of, collectively, at least 25% in principal amount of the Outstanding Warrants shall have requested the Trustee to call a meeting of the Holders for any purpose specified in Section 8.1, by written request setting forth in reasonable detail the action proposed to be taken at the meeting, and the Trustee shall not have made the mailing of the notice of such meeting within 30 days after receipt of such request or shall not thereafter proceed to cause the meeting to be held as provided herein, then the Corporation or the Holders in the amount above specified, as the case may be, may determine the time and the place in the City of Vancouver, Province of British Columbia, for such meeting and may call such meeting for such purposes by giving notice thereof as provided in (a).

8.3 Proxies

A Holder may be present and vote at any meeting of Holders, and may sign written resolutions and other instruments in writing in lieu of a meeting as contemplated in Section 8.8, by an authorized representative. The Corporation with the approval of the Trustee may, from time to time, make and vary regulations as it shall think fit providing for and governing any or all the following matters for the purpose of enabling the Holders to vote at any such meeting by proxy:

(a) the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and the production of the authority of any Person signing on behalf of a Holder;

(b) the deposit of instruments appointing proxies at such place as the Trustee, the Corporation or the Holder convening the meeting, as the case may be, may in the notice convening the meeting, direct and the time, if before the holding of the meeting or any adjournment thereof by which the same must be deposited; and

(c) the deposit of instruments appointing proxies at such approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, faxed, or sent by other electronic communication before the meeting to the Corporation or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

8.4 Persons Entitled to Vote at Meetings

To be entitled to vote at any meeting of Holders, a Person shall be: (a) a holder of one or more Outstanding Warrants; or (b) a Person appointed by an instrument in writing as proxy for a holder or holders of one or more Outstanding Warrants by such holder or holders. The only persons who shall be entitled to be present or to speak at any meeting of Holders shall be the persons entitled to vote at such meeting and their counsel, any representatives of the Trustee and its Counsel and any representatives of the Corporation and its Counsel.

8.5 Quorum; Action

(a) Two or more persons entitled to vote 25% in principal amount of Outstanding Warrants shall constitute a quorum for a meeting of Holders. In the absence of a quorum within 30 minutes of the time appointed for any such meeting, the meeting shall, if convened at the request of Holders, be dissolved. In the absence of a quorum in any other case the meeting may be adjourned for a period of not less than 10 days as determined by the chairman of the meeting prior to the adjournment of such meeting. In the absence of a quorum at any such adjourned meeting, the Holders present or represented at such adjourned meeting shall constitute the quorum and the business for which the meeting was adjourned may be transacted. Notice of the reconvening of any adjourned meeting shall be given as provided in Section 10.2, except that such notice need be given not less than five days prior to the date on which the meeting is scheduled to be reconvened.

(b) Except as limited by Section 11.2, any resolution presented to a meeting or adjourned meeting duly reconvened at which a quorum is present as aforesaid may be adopted only by the affirmative vote of holders of, collectively, a majority in principal amount of the Warrants present or represented by proxy at such meeting or adjourned meeting; provided, however, that, except as limited by Section 11.2, any resolution with respect to any Act that this Warrant Indenture expressly provides may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of Outstanding Warrants may be adopted at a meeting or an adjourned meeting duly reconvened and at which a quorum is present as aforesaid by the affirmative vote of the holders of such specified percentage in principal amount of Outstanding Warrants.

(c) Any resolution passed or decision taken at any meeting of Holders duly held in accordance with this Section 8.5 will be binding on all Holders, whether or not present or represented at the meeting.

8.6 Determination of Voting Rights Chairman; Conduct and Adjournment of Meetings

(a) Notwithstanding any other provisions of this Warrant Indenture, the Trustee or the Corporation, with the approval of the Trustee, may make and from time to time may vary such reasonable regulations as it may deem advisable for any meeting of Holders in regard to proof of the holding of Warrants and the appointment of proxies and in regard to the appointment and duties of scrutineers of votes, the submission and examination of proxies, certificates and other evidence of the right to vote, and such other matters concerning the conduct of the meeting as it shall deem appropriate. Except as otherwise permitted by any such regulations, the holding of Warrants shall be proved in the manner specified in Section 1.12 and the appointment of any proxy shall be proved in the manner specified in Section 1.12.

(b) The Trustee shall, by an instrument in writing, appoint a chairman and secretary of the meeting, unless the meeting shall have been called by the Corporation or by Holders as provided in Section 1.12, in which case the Corporation or the Holders calling the meeting, as the case may be, shall in like manner appoint a chairman and secretary.

(c) At any meeting of Holders each Holder of a Warrant or proxy shall be entitled to one vote for each Warrant held by such Holder; provided, however, that no vote shall be cast or counted at any meeting in respect of any Warrant challenged as not Outstanding and ruled by the chairman of the meeting to be not Outstanding. The chairman of the meeting shall have no right to vote, except as a Holder of a Warrant or proxy.

(d) Any meeting of Holders duly called pursuant to Section 8.2 at which a quorum is present may be adjourned from time to time by Persons entitled to vote, collectively, a majority in principal amount of Outstanding Warrants represented at the meeting and the meeting may be held as so adjourned without further notice.

8.7 Counting Votes and Recording Action of Meetings

The vote upon any resolution submitted to any meeting of Holders shall be by written ballots on which shall be inscribed the signatures of the Holders or of their representatives by proxy and the principal amounts and serial numbers of Outstanding Warrants held or represented by them. The chairman of the meeting shall appoint a scrutineer of votes who shall count all votes cast at the meeting for or against any resolution and who shall make and file with the secretary of the meeting their verified written reports in triplicate of all votes cast at the meeting. A record of the proceedings of each meeting of Holders shall be prepared by the secretary of the meeting and there shall be attached to said record the reports of the scrutineer of votes on any vote by ballot taken thereat.

8.8 Instruments in Writing

All actions which may be taken and all powers which may be exercised by the Holders at a meeting held as hereinbefore in this Article 8 may also be taken and exercised: (i) by the holders of, collectively, a majority in principal amount of Outstanding Warrants by an instrument in writing signed in one or more counterparts by such Holders or their duly appointed proxies or agents with respect to resolutions which are not Extraordinary Resolutions and (ii) by the holders of, collectively, not less than 66⅔% in principal amount of Outstanding Warrants by an instrument in writing signed in one or more counterparts by such holders or their duly appointed proxies or agents with respect to resolutions which are Extraordinary Resolutions and the expression "Extraordinary Resolution" when used in this Warrant Indenture shall include an instrument so signed.

8.9 Holdings by the Corporation Disregarded

In determining whether Holders holding Warrants evidencing the required number of Warrants are present at a meeting of Holders for the purpose of determining a quorum or for the purpose of determining whether Holders have concurred in any consent, waiver, resolution or other action under this Warrant Indenture, the Warrants owned legally or beneficially by the Corporation shall be disregarded.

8.10 Persons Entitled to Attend Meetings

The Corporation and the Trustee, by their respective directors, officers and employees, the auditors of the Corporation and the legal advisers of the Corporation, the Trustee or any Holder may attend and speak at any meeting of the Holders but shall have no vote as such.

8.11 Meaning of "Extraordinary Resolution"

(a) The expression "Extraordinary Resolution" when used in this Warrant Indenture means, subject to the provisions of Section 8.8, and except as hereinafter in this Article provided, a resolution proposed to be passed as an Extraordinary Resolution at a meeting of Holders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article at which the holders of, collectively, not less than 25% of the aggregate number of the Warrants then outstanding are present in Person or by proxy and passed by the favourable votes of the holders of, collectively, not less than 66⅔% of the Warrants present or represented by proxy at the meeting and voted upon on a poll on such resolution.

(b) If, at any such meeting, the holders of, collectively, not less than 25% of the Warrants then outstanding are not present in Person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Holders, shall be dissolved but in any other case it shall stand adjourned to such date, being not less than 21 nor more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than 10 days' notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 8.3. Such notice shall state that at the adjourned meeting the Holders present in Person or by proxy shall form a quorum. At the adjourned meeting the Holders present in Person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed thereat by the affirmative vote of holders of, collectively, not less than 66⅔% of the Warrants present or represented by proxy at the meeting and voted upon on a poll shall be an Extraordinary Resolution within the meaning of this Warrant Indenture, notwithstanding that the holders of, collectively, not less than 25% of the Warrants then outstanding are not present in Person or by proxy at such adjourned meeting.

(c) Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

8.12 Powers Cumulative

Any one or more of the powers in this Warrant Indenture stated to be exercisable by the Holders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the rights of the Holders to exercise the same or any other such power or powers thereafter from time to time.

ARTICLE 9
AMALGAMATION, CONSOLIDATION, CONVEYANCE, TRANSFER OR LEASE

9.1 Amalgamation and Consolidations of Corporation and Conveyances Permitted Subject to Certain Conditions

The Corporation shall not consolidate with, amalgamate or merge into any other Person or enter into any reorganization or arrangement or effect any conveyance, sale, transfer or lease of all or substantially all of its assets (any such transaction, a "Subject Transaction"), other than with or into one or more of the Corporation's Wholly-Owned Subsidiaries and other than such transactions as are permitted under this Warrant Indenture, unless in any such case:

(a) the Corporation shall be the continuing Person, or if not, in the case of a successor Person (or the Person that leases or that acquires by conveyance, sale or transfer all or substantially all of the assets of the Corporation) (such Person being referred to as the "Successor Entity"), such Successor Entity shall expressly assume the due and punctual performance and observance of all the covenants and conditions of this Warrant Indenture to be performed by the Corporation by supplemental indenture satisfactory to the Trustee, executed and delivered to the Trustee by the Successor Entity;

(b) in the case where the Successor Entity is a successor Person to the Corporation, the Warrants will be valid and binding obligations of the Successor Entity entitling the Holders thereof, as against the Successor Entity, to all the rights of Holders under this Warrant Indenture;

(c) there shall not immediately after the date of this Warrant Indenture of the Subject Transaction be any default; and

(d) if the Corporation will not be the continuing Person, the Corporation shall have, at or prior to the date of this Warrant Indenture of the Subject Transaction delivered to the Trustee an Officer's Certificate stating that the Subject Transaction complies with this Section 9.1 and, if a supplemental indenture is required in connection with the Subject Transaction, such supplemental indenture complies with this Article, and that all conditions precedent herein provided for and relating to the Subject Transaction have been complied with.

Upon the assumption of the Corporation's obligations by the Successor Entity in such circumstances, the Corporation shall be discharged from all obligations under the Warrants and this Warrant Indenture.

9.2 Duties of Successor Entity

(a) In case of any Subject Transaction and upon any such assumption by the Successor Entity, such Successor Entity shall agree to be bound by the terms of this Warrant Indenture as principal obligor in place of the Corporation with the same effect as if it had been named herein as the Corporation.  Such Successor Entity to the Corporation thereupon may cause to be signed, and may issue either in its own name or in the name of the Corporation, any or all Warrants which theretofore shall not have been signed by the Corporation and delivered to the Trustee. All Warrants so issued shall in all respects have the same legal rank and benefit under this Warrant Indenture as Warrants theretofore or thereafter issued in accordance with the terms of this Warrant Indenture as though all of such Warrants have been issued at the date of the execution hereof.

(b) In the case of any Subject Transaction, such changes in phraseology and form (but not in substance) may be made in Warrants thereafter to be issued as may be appropriate.

ARTICLE 10
NOTICES

10.1 Notice to Corporation

Any Notice to the Corporation shall be in writing and shall be valid and effective if delivered, sent by electronic transmission (with receipt confirmed), or mailed to the Corporation, at:

C21 Investments Inc.

Suite 170 - 601 West Cordova St.

Vancouver, British Columbia V6B 1G1

Attention: Michael Kidd, Chief Financial Officer

Email: Michael.kidd@cxxi.ca

With a copy to:

Koffman Kalef LLP

885 West Georgia Street, Suite 1900
Vancouver, BC V6C 3H4

Attention: Bernard Poznanski

Email: bp@kkbl.com

and such Notice shall be deemed to have been received by the Corporation, where given by delivery, on the day of delivery, where sent by electronic transmission (with receipt confirmed), on the day of transmittal of such Notice if sent before 5:00 p.m. (Vancouver time) on a Business Day and on the next succeeding Business Day if not sent before 5:00 p.m. (Vancouver time) on a Business Day, and, where mailed, on the fifth Business Day following the mailing date, but only if sent by first class mail from a destination within Canada, or only airmail, postage prepaid, if sent from a destination outside Canada. The Corporation may from time to time notify the Trustee of a change in address or electronic mail address by Notice given as provided in Section 10.3.

10.2 Notice to Holders

(a) Any Notice to Holders may be effectively given if delivered, sent by electronic or facsimile transmission (with receipt confirmed), or mailed, in each case at post office address appearing in the relevant register and such Notice shall be deemed to have been received by a Holder, where given by delivery, on the day of delivery, where sent by electronic or facsimile transmission (with receipt confirmed) on the day of transmittal of such Notice if sent before 5:00 p.m. (Vancouver time) on a Business Day, and, where mailed, on the fifth Business Day following the mailing date, but only if sent by first class mail to a destination within Canada or only by airmail, postage prepaid if sent to a destination outside Canada.

(b) If the regular mail service is suspended or for any other reason it shall be impracticable to give Notice to Holders by mail, then such notification to Holders may be given by the publication of the Notice once in a daily newspaper with national circulation in Canada or in any other manner approved by the Trustee, and it shall constitute sufficient Notice to such Holders for every purpose hereunder. In any case where Notice to Holders is given by mail, neither the failure to mail such Notice nor any defect in any Notice so mailed to any particular Holder shall affect the sufficiency of such Notice with respect to other Holders.

(c) Any Notice sent to the Holders as provided above shall be effective notwithstanding that any such Notice has accidentally or inadvertently not been delivered or mailed to one or more such Holders.

10.3 Notice to Trustee

Any Notice to the Trustee shall be in writing and shall be valid and effective if delivered, sent by facsimile transmission (with receipt confirmed), or mailed to the Trustee, at:

Alliance Trust Company

407 - 2nd  Street S.W., Suite 1010

Calgary, AB  T2P 2Y3

Attention: Zinat Damji
Telephone: (403) 237-6111

Email: zinat@alliancetrust.ca

and such Notice shall be deemed to have been received by Alliance Trust Company, where given by delivery, on the day of delivery, where sent by electronic or facsimile transmission (with receipt confirmed), on the day of transmittal of such Notice if sent before 5:00 p.m. (Vancouver time) on a Business Day and on the next succeeding Business Day if not sent before 5:00 p.m. (Vancouver time) on a Business Day, and, where mailed, on the third Business Day following the mailing date. The Trustee may from time to time notify the Corporation Trusteeof a change in address or facsimile number by Notice given as provided in Section 10.1.

10.4 Mail Service Interruption

If by reason of any interruption of mail service, actual or threatened, any notice to be given to the Trustee would reasonably be unlikely to reach its destination by the time notice by mail is deemed to have been given pursuant to Section 11.3, such notice shall be valid and effective only if delivered at the appropriate address in accordance with Section 10.3.

ARTICLE 11
AMENDMENTS, SUPPLEMENTS AND WAIVERS

11.1 Without Consent of Holders

The Corporation and the Trustee may amend or supplement this Warrant Indenture or the Warrants without notice to or consent of any Holder for the purpose of:

(a) evidencing a successor to the Corporation and the assumption by that successor of the Corporation's obligations under this Warrant Indenture and the Warrants;

(b) complying with the requirements of the Business Corporations Act (British Columbia) applicable to trust indentures;

(c) evidence and provide for the acceptance of an appointment under the Indenture of a successor trustee; provided that the successor trustee is otherwise qualified and eligible to act as such under the terms of this Warrant Indenture;

(d) curing any ambiguity, omission, inconsistency or correcting or supplementing any defective provision contained in this Warrant Indenture; or

(e) making any other changes to this Warrant Indenture that do not adversely affect the interest of the Holders in any material respect, based on an opinion of counsel (and in the case of a change affecting the rights of the Trustee, with its consent).

11.2 With Consent of Holders

(a) Subject to Section 11.1 and except as otherwise provided in this Section 11.2, the Corporation and the Trustee may amend or supplement this Warrant Indenture or the Warrants with the approval of the Holders of, collectively, at least a majority in aggregate amount of the Warrants then outstanding. However, without approval thereof by Extraordinary Resolution, an amendment, supplement or waiver may not:

(i) make any change that adversely affects the rights of Holders to require the Corporation to issue the Warrants or the Warrant Shares on the terms of this Warrant Indenture at the option of Holders or make any change to any other covenant that adversely affects the rights of the Holders; or

(ii) change the provisions in this Warrant Indenture that relate to modifying or amending this Warrant Indenture.

(b) After an amendment, supplement or waiver under this Section 11.2 becomes effective, the Corporation shall promptly mail to the Holders affected thereby a notice briefly describing the amendment, supplement or waiver. Any failure of the Corporation to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment, supplement or waiver.

11.3 Additional Powers Exercisable by Extraordinary Resolution

In addition to the powers conferred upon them by any other provisions of this Warrant Indenture (including under Section 11.2) or by law, a meeting of the Holders shall have the following powers exercisable from time to time by Extraordinary Resolution, subject to receipt of the prior approval of the applicable Recognized Stock Exchange, where required:

(a) power to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Holders or, subject to the consent of the Trustee, the Trustee against the Corporation, or against its property, whether such rights arise under this Warrant Indenture or the Warrants or otherwise;

(b) power to assent to any modification of or change in or addition to or omission from the provisions contained in this Warrant Indenture or the Warrants which shall be agreed to by the Corporation and to authorize the Trustee to concur in and execute any indenture supplemental hereto embodying any modification, change, addition or omission;

(c) power to sanction any scheme for the reconstruction, reorganization or recapitalization of the Corporation or for the consolidation, amalgamation or merger of the Corporation with any other Person or for the sale, leasing, transfer or other disposition of all or substantially all of the undertaking, property and assets of the Corporation or any part thereof, provided that no such sanction shall be necessary in respect of any such transaction if the provisions of Article 9 shall have been complied with;

(d) power to direct or authorize the Trustee to exercise any power, right, remedy or authority given to it by this Warrant Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(e) power to direct any Holder who, as such, has brought any action, suit or proceeding, to stay or discontinue or otherwise deal with the same, if the taking of such suit, action or proceeding shall have been permitted by Article 6, upon payment of the costs, charges and expenses reasonably and properly incurred by such Holder in connection therewith;

(f) power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any Voting Securities or other securities of the Corporation;

(g) power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in the resolution) to exercise, and to direct the Trustee to exercise, on behalf of the Holders, such of the powers of the Holders as are exercisable by Extraordinary Resolution or other resolution as shall be included in the resolution appointing the committee. The resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee. Such committee shall consist of such number of persons as shall be prescribed in the resolution appointing it and the members need not be themselves Holders. Every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedure generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Holders. Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

(h) power to remove the Trustee from office and to appoint a new Trustee or Trustees provided that no such removal shall be effective unless and until a new Trustee or Trustees shall have become bound by this Warrant Indenture; and

(i) power to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Holders or by any committee appointed pursuant to (j).

11.4 Execution of Supplemental Indentures

In executing, or accepting the additional trusts created by, any supplemental indenture permitted by this Article 11 (a "Supplemental Indenture") or the modifications thereby of the trusts created by this Warrant Indenture, the Trustee shall be entitled to receive, and subject to Section 7.1, shall be fully protected in acting and relying upon, an Opinion of Counsel stating that the execution of such Supplemental Indenture is authorized or permitted by this Warrant Indenture, is not inconsistent herewith, is a valid and binding obligation of the Corporation, enforceable in accordance with its terms, subject to enforceability being limited by bankruptcy, insolvency or other laws affecting the enforcement of creditor's rights generally and equitable remedies including the remedies of specific performance and injunction being granted only in the discretion of a court of competent jurisdiction and, in connection with a Supplemental Indenture executed pursuant to this Section 11.4, that the Trustee is authorized to execute and deliver such Supplemental Indenture without the consent of the Holders and, in connection with a Supplemental Indenture executed pursuant to Section  11.4, that the requisite consents of the Holders have been validly obtained in accordance with Section 11.2 hereof. The Trustee may, but shall not be obligated to, enter into any such Supplemental Indenture that adversely affects the Trustee's own rights, duties or immunities under this Warrant Indenture or otherwise.

11.5 Effect of Supplemental Indentures

Upon the execution of any Supplemental Indenture under this Article 11, this Warrant Indenture shall be modified in accordance therewith, and such Supplemental Indenture shall form a part of this Warrant Indenture for all purposes, unless otherwise so specified; and every Holder theretofore or thereafter certified and delivered under this Warrant Indenture shall be bound by the Supplemental Indenture.

11.6 Reference in Debentures to Supplemental Indentures

Warrants certified and delivered after the execution of any Supplemental Indenture pursuant to this Article 11 may, and shall if required by the Trustee, bear a notation in form approved by the Trustee as to any matter provided for in such Supplemental Indenture. If the Corporation shall so determine, new Warrants so modified as to conform, in the opinion of the Trustee and the Board of Directors, to any such Supplemental Indenture may be prepared and executed by the Corporation and certified and delivered by the Trustee in exchange for Outstanding Warrants.

11.7 Prior Approval of Recognized Stock Exchange

Notwithstanding anything to the contrary in this Warrant Indenture, any supplement or amendment to the terms of the Warrants or to this Warrant Indenture shall be made in accordance with the requirements of a Recognized Stock Exchange, as required.

ARTICLE 12
MISCELLANEOUS PROVISIONS

12.1 Acceptance of Trusts

The Corporation and the Trustee hereby specifically acknowledge and agree that the Trustee is acting hereunder in its capacity as the Person holding the power of attorney of the Holders for the purposes of this Warrant Indenture and in conformity with and subject to the terms and conditions of this Warrant Indenture. Each Holder, by its acceptance thereof, accepts and confirms the appointment of the Trustee as the Person holding the power of attorney of such Holder for the purposes of this Warrant Indenture and in conformity with and subject to the terms and conditions of this Warrant Indenture.

12.2 Protection of Trustee

None of the provisions of this Warrant Indenture shall require a Trustee to expend or risk its own funds or otherwise to incur any liability, financial or otherwise, in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers if it shall have reasonable grounds for believing that repayment of such funds or indemnity satisfactory to it against such risk or liability is not assured to it.

12.3 Counterparts and Formal Date

This Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all of which shall together constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear a date as of the date hereof. Without limiting the foregoing, if the signatures on behalf of one party to this Warrant Indenture are on different counterparts, this shall be taken to be, and have the same effect as, signatures on the same counterpart and on a single copy of this Warrant Indenture.

[Signature page follows]

IN WITNESS WHEREOF the parties hereto have executed this Warrant Indenture as of the date first written above.

C21 INVESTMENTS INC.

By:	"Michael Kidd"
Name: Michael Kidd
Title: Chief Financial Officer

ALLIANCE TRUST COMPANY, as Trustee

By:	"Zinat H Damji"
Name: Zinat H. Damji
Title: President & CEO

By:	"Miguel Lahud"
Name: Miguel Lahud
Title: Director, Client Services & Business Development

SCHEDULE "A"

FORM OF WARRANT

THE WARRANTS EVIDENCED HEREBY ARE EXERCISABLE AT OR BEFORE 5:00 P.M. (VANCOUVER TIME) ON NOVEMBER 6, 2026, AFTER WHICH TIME THE WARRANTS EVIDENCED HEREBY SHALL BE DEEMED TO BE VOID AND OF NO FURTHER FORCE OR EFFECT.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE DISTRIBUTION DATE].

WARRANT

To acquire Common Shares of

C21 INVESTMENTS INC.

(A corporation incorporated under the laws of British Columbia)

Warrant Certificate No. ☐	Certificate for _____________________________ Warrants, each entitling the holder to acquire one (1) Common Share (subject to adjustment as provided for in the Warrant Indenture (as defined below))

THIS IS TO CERTIFY THAT, for value received,

(the "Warrantholder") is the registered holder of the number of common share purchase warrants (the "Warrants") of C21 Investments Inc. (the "Corporation") specified above, and is entitled, on exercise of these Warrants upon and subject to the terms and conditions set forth herein and in the Warrant Indenture, to purchase at any time before the Expiry Time (as defined below) on November 6, 2026 (the "Expiry Date") one fully paid and non-assessable common share without par value in the capital of the Corporation as constituted on the date hereof (a "Common Share") for each Warrant, subject to adjustment in accordance with the terms of the Warrant Indenture (as hereinafter defined). "Expiry Time" means 5:00 p.m. (Vancouver time) on the Expiry Date.

The right to purchase Common Shares may only be exercised by the Warrantholder within the time set forth above by:

(a) duly completing and executing the exercise form (the "Exercise Form") attached hereto; and

(b) surrendering this warrant certificate (the "Warrant Certificate"), with the Exercise Form to the Trustee at the principal office of the Trustee, in the city of Calgary, Alberta, together with a certified cheque, bank draft or money order in the lawful money of Canada payable to or to the order of the Corporation in an amount equal to the purchase price of the Common Shares so subscribed for.

The surrender of this Warrant Certificate, the duly completed Exercise Form and payment as provided above will be deemed to have been effected only on personal delivery thereof to, or if sent by mail or other means of transmission on actual receipt thereof by, the Trustee at its principal offices as set out above.

The exercise price payable for Common Shares upon the exercise of Warrants shall be $0.55 per Common Share (the "Exercise Price").

These Warrants and the Common Shares issuable upon exercise hereof have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state of the United States. These Warrants may not be exercised by or on behalf of a U.S. person or a person in the United States unless the Warrants and the Common Shares have been registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available. Certificates representing the Common Shares issued in the United States or to U.S. Persons will bear a legend restricting the transfer and exercise of such securities under applicable United States federal and state securities laws. "United States" and "U.S. person" are as defined in Regulation S under the U.S. Securities Act.

Certificates for the Common Shares subscribed for will be mailed to the persons specified in the Exercise Form at their respective addresses specified therein or, if so specified in the Exercise Form, delivered to such persons at the office where this Warrant Certificate is surrendered. If fewer Common Shares are purchased than the number that can be purchased pursuant to this Warrant Certificate, the holder hereof will be entitled to receive without charge a new Warrant Certificate in respect of the balance of the Warrants not then exercised. No fractional Common Shares will be issued upon exercise of any Warrant.

This Warrant Certificate evidences Warrants of the Corporation issued or issuable under the provisions of a warrant indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the "Warrant Indenture") dated as of May 6, 2024, between the Corporation and Alliance Trust Company (the "Trustee"), as warrant agent, to which Warrant Indenture reference is hereby made for particulars of the rights of the holders of Warrants, the Corporation and the Trustee in respect thereof and the terms and conditions on which the Warrant are issued and held, all to the same effect as if the provisions of the Warrant Indenture were herein set forth, to all of which the holder, by acceptance hereof, assents. The Corporation will furnish to the holder, on request and without charge, a copy of the Warrant Indenture.

2

On presentation at the principal offices of the Trustee as set out above, subject to the provisions of the Warrant Indenture and on compliance with the reasonable requirements of the Trustee, one or more Warrant Certificates may be exchanged for one or more Warrant Certificates reflecting in the aggregate the same number of Warrants as the Warrant Certificate(s) so exchanged.

The Warrant Indenture contains provisions for the adjustment of the Exercise Price payable for each Common Share upon the exercise of Warrants and the number of Common Shares issuable upon the exercise of Warrants in the events and in the manner set forth therein.

The Warrant Indenture also contains provisions making binding on all holders of Warrants outstanding thereunder resolutions passed at meetings of holders of Warrants held in accordance with the provisions of the Warrant Indenture and instruments in writing signed by Warrantholders of Warrants holding a specific majority of the all then outstanding Warrants.

Nothing contained in this Warrant Certificate, the Warrant Indenture or elsewhere shall be construed as conferring upon the holder hereof any right or interest whatsoever as a holder of Common Shares or any other right or interest except as herein and in the Warrant Indenture expressly provided. In the event of any discrepancy between anything contained in this Warrant Certificate and the terms and conditions of the Warrant Indenture, the terms and conditions of the Warrant Indenture shall govern.

Warrants may only be transferred in compliance with the conditions of the Warrant Indenture on the register to be kept by the Trustee in Calgary, or such other registrar as the Corporation, with the approval of the Trustee, may appoint at such other place or places, if any, as may be designated, upon surrender of this Warrant Certificate to the Trustee or other registrar accompanied by a written instrument of transfer in form and execution satisfactory to the Trustee or other registrar and upon compliance with the conditions prescribed in the Warrant Indenture and with such reasonable requirements as the Trustee or other registrar may prescribe and upon the transfer being duly noted thereon by the Trustee or other registrar. Time is of the essence hereof.

This Warrant Certificate will not be valid for any purpose until it has been countersigned by or on behalf of the Trustee from time to time under the Warrant Indenture.

Remainder of page intentionally left blank

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IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be duly executed as of May 6, 2024.

C21 INVESTMENTS INC.

By:
Authorized Signatory

Countersigned and Registered by:

ALLIANCE TRUST COMPANY, as Trustee

Calgary, Alberta

By:
Authorized Signatory

Date:

3

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FORM OF TRANSFER

ANY TRANSFER OF WARRANTS WILL REQUIRE COMPLIANCE WITH APPLICABLE SECURITIES LEGISLATION. TRANSFERORS AND TRANSFEREES ARE URGED TO CONTACT LEGAL COUNSEL BEFORE EFFECTING ANY SUCH TRANSFER.

FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfers to

(print name and address) the Warrants of C21Investments Inc. (the "Corporation") represented by this Warrant Certificate and hereby irrevocable constitutes and appoints _____________________as its attorney with full power of substitution to transfer the said securities on the appropriate register of the Trustee.

THE UNDERSIGNED TRANSFEROR HEREBY CERTIFIES AND DECLARES that the Warrants are not being offered, sold or transferred to, or for the account or benefit of, a U.S. Person (as defined in Regulation S under the U.S. Securities Act of 1933 as amended (the "U.S. Securities Act")) or a person within the United States unless registered under the U.S. Securities Act and any applicable state securities laws or unless an exemption from such registration is available.

DATED this ____ day of ________________, 20___.

SPACE AND GUARANTEES OF	)
SIGNATURES (BELOW))
)
	)	Signature of Transferor
)
)
Guarantor's Signature/Stamp	)	Name of Transferor
)

Note to Warrantholders:

(1) In order to transfer the Warrants represented by this Warrant Certificate, this transfer form must be delivered to the Trustee, together with this Warrant Certificate.

(2) Warrants shall only be transferable in accordance with the Warrant Indenture and all applicable laws; and

(3) A Signature Guarantee obtained from the Guarantor must affix a stamp bearing the actual words "Signature Guaranteed". Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisse Populaires unless they are members of a Medallion Signature Guarantee Program. For corporate holders, corporate signing resolutions, including certificate of incumbency, are also required to accompany the transfer, unless there is a "Signature & Authority to Sign Guarantee" Stamp affixed to the transfer (as opposed to a "Signature Guarantee" Stamp) obtained from an authorized officer of a major Canadian Schedule 1 chartered bank.

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WARRANT EXERCISE FORM

ANY TRANSFER OF WARRANTS WILL REQUIRE COMPLIANCE WITH APPLICABLE SECURITIES LEGISLATION. TRANSFERORS AND TRANSFEREES ARE URGED TO CONTACT LEGAL COUNSEL BEFORE EFFECTING ANY SUCH TRANSFER.

TO: C21 INVESTMENTS INC. (the "Corporation")

Suite 170 - 601 West Cordova St.

Vancouver, British Columbia V6B 1G1

Attention: Michael Kidd

Email: Michael.kidd@cxxi.ca

AND TO: ALLIANCE TRUST COMPANY (the "Trustee")

407 - 2nd  Street S.W., Suite 1010

Calgary, AB  T2P 2Y3

Attention: Securities Department

Facsimile: 403-237-6181

Email: inquiries@alliancetrust.ca

The undersigned holder of the Warrants evidenced by this Warrant Certificate hereby exercises the right to acquire                (A) Common Shares of the Corporation.

Total Exercise Price Payable:

((A) multiplied by $0.55, subject to adjustment)

The undersigned hereby exercises the right of such holder to be issued, and hereby subscribes for, Common Shares that are issuable pursuant to the exercise of such Warrants on the terms specified in such Warrant Certificate and in the Warrant Indenture.

The undersigned hereby represents, warrants and certifies that the undersigned holder at the time of exercise of the Warrants (a) is not in the United States; (b) is not a U.S. person and is not exercising the Warrants on behalf of a U.S. person or a person in the United States; and (c) represents and warrants that the exercise of the Warrants and the acquisition of the Common Shares occurred in an "offshore transaction" (as defined under Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act")).

The undersigned hereby acknowledges that the undersigned is aware that the Common Shares received on exercise may be subject to restrictions on resale under applicable securities legislation. The undersigned hereby further acknowledges that the Corporation will rely upon our confirmations, acknowledgements and agreements set forth herein, and we agree to notify the Corporation promptly in writing if any of our representations or warranties herein ceases to be accurate or complete.

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The undersigned hereby irrevocably directs that the said Common Shares be issued, registered and delivered as follows:

Name(s) in Full	Address(es)	Number of Common Shares

Please print full name in which certificates representing the Common Shares are to be issued. If any Common Shares are to be issued to a person or persons other than the registered holder, the registered holder must pay to the Trustee all exigible transfer taxes or other government charges, if any, and the Form of Transfer must be duly executed.

Once completed and executed, this Exercise Form must be mailed or delivered to C21 INVESTMENTS INC. c/o ALLIANCE TRUST COMPANY (original copy).

DATED this        day of          , 20    .

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Witness	)	(Signature of Warrantholder, to be the same as it appears on the face of this Warrant Certificate. If an entity, the signatory represents that he or she has authority to bind such entity and duly execute this form.)
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Name of Warrantholder

☐ Please check if the certificates representing the Common Shares are to be delivered at the office where this Warrant Certificate is surrendered, failing which such certificates will be mailed to the address set out above.  Certificates will be delivered or mailed as soon as practicable after the surrender of this Warrant Certificate to the Trustee.

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